]

Exhibit 99.D

Description of
República Oriental del Uruguay
August 24, 2015

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RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K, for the fiscal year ended December 31, 2014.

Gross Domestic Product and Structure of the Economy

The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated.

Change in Gross Domestic Product by Expenditure
(% change from previous period, except as otherwise indicated, 2005 prices)

January/March 2014/2015(1)(2)
Government consumption	2.1%
Private consumption	3.0
Gross fixed investment	2.1
Public sector (% of gross fixed investment)	6.0
Private sector (% of gross fixed investment)	2.2
Exports of goods and services	5.0
Imports of goods and services	0.8

__________________

(1) Preliminary data.

(2) January 1- March 31, 2015 compared to January 1- March 31, 2014.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding changes in GDP by expenditure for the periods indicated.

Change in Gross Domestic Product by Sector
(% change from previous period, except as otherwise indicated, 2005 prices)

January/March 2014/2015(1)(2)
Primary activities	3.4%
Manufacturing	11.3
Electricity, gas and water	18.1
Construction	(2.6)
Commerce, restaurants and hotels	1.2
Transportation, storage and communications	6.1
Other services(3) (4) (5)	1.1
Total GDP	4.0

__________________

(1) Preliminary data.
(2) January 1-March 31, 2015 compared to January 1-March 31, 2014.

(3) Data includes mining.

(4) Includes public sector services and other services.

(5) Data for the periods January/March 2014/2015 includes real estate, business, financial and insurance services.

Source: Banco Central.

Growth in the electricity, gas and water sector (18.1% in the first quarter of 2015 compared to the same period of 2014) was mainly as a result of hydraulic energy generation. Growth in the manufacturing sector (11.3% in the first quarter of 2015 compared to the same period in 2014) was mainly driven by the expansion of the paper pulp sector. The construction sector, on the other hand, contracted by 2.6% in the first quarter of 2015, primarily as a result of a decrease in public and private sector investment, in particular due to the completion of the construction of the “Montes del Plata” paper pulp mill in Colonia.

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Uruguay’s GDP increased by 4% during the first quarter of 2015 compared to the same period in 2014. Growth in the first quarter of 2015 was mainly driven by improved levels of activity in several sectors of the economy, in particular the electricity, gas and water sector and the manufacturing sector.

Employment, Labor and Wages

Employment

Estimates of the National Statistics Institute indicate that the average nationwide unemployment rate stood at 7.4% in May 2015, compared to 6.8% in May 2014, while the average nationwide employment rate decreased to 58.7% in May 2015, compared to 60.5% in May 2014.

Wages

For the 12-month period ended May 31, 2015, average real wages increased by 2.5% compared to 2.4% for the 12-month period ended May 31, 2014. During this period, public sector real wages increased by 1.1%, while average private sector real wages increased by 3.2%.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended May 31, 2015 totaled US$8.9 billion, compared to US$9.3 billion for the same period in 2014. Merchandise imports totaled US$10.7 billion for the 12-month period ended May 31, 2015, compared to US$11.9 billion for the 12-month period ended May 31, 2014.

Merchandise trade for the 12-month period ended May 31, 2015 recorded a deficit of US$1.8 billion, compared to a deficit of US$2.6 billion for the 12-month period ended May 31, 2014.

BALANCE OF PAYMENTS

In the 12-month period ended March 31, 2015, Uruguay’s balance of payments registered a surplus of US$2.3 billion, compared to a surplus of US$3.2 billion for the 12-month period ended March 31, 2014.

Current Account

Uruguay’s current account for the 12-month period ended March 31, 2015 recorded a deficit of US$2.1 billion, compared to a deficit of US$3.2 billion for the 12-month period ended March 31, 2014.

The decrease in the current account deficit was mainly attributable to a decrease in exports, which decreased by US$78 million over the 12-month period ended May 31, 2015, at a pace slower than imports, which decreased by US$1.2 billion during the same period (primarily as a result of the decrease in international oil prices). Also, in the 12-month period ended May 31, 2015, capital outflows on account of interest and dividend payments totaled US$1.9 billion, similar to such payments for the 12-month period ended May 31, 2014.

Capital and Financial Account

Uruguay’s capital and financial account recorded a surplus of US$5.9 billion for the 12-month period ended May 31, 2015, compared to a US$5.6 billion surplus for the 12-month period ended May 31, 2014.

Portfolio investment totaled US$2.5 billion for the 12-month period ended May 31, 2015, compared to US$1.9 billion for the 12-month period ended May 31, 2014. Foreign direct investment decreased to US$2.4 billion for the 12-month period ended May 31, 2015 compared to the US$2.9 billion for the 12-month period ended May 31, 2014.

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MONETARY POLICY AND INFLATION

Monetary Policy

During 2015, Banco Central achieved its intermediate monetary policy in the second quarter of 2015. Aggregate M1’ increased 8.5% in the second quarter of 2015 compared to the same period in 2014, within the target range set by Banco Central of 7% - 9% for the second quarter of 2015. In July, Banco Central set the target increase range for the M1’ monetary aggregates for the third quarter of 2015 at 7% - 9%.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the periods indicated.

	Percentage Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
For the 12 months ended July 31, 2015	9.0%	7.0%

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Source: National Institute of Statistics.

The 12-month rolling consumer price inflation rate reached 9.0% in July 2015. For the 12-month period ended July 31, 2015, wholesale prices showed an increase of 7.0%.

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates (1)
(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended July 31, 2015	28.507	23.271	25.174	28.478

(1) Daily interbank end-of-day bid rates.

Source: Banco Central.

FISCAL POLICY

The government intends to submit the five-year budget for the period 2015-2019 to Congress by August 31, 2015. In June 2015, the government announced the main guidelines for the new budget, which will take into account macroeconomic developments in the region and be based on the sustainability of public finances, macroeconomic stability, economic growth and the need to advance certain social policies. Subject to congressional debate and approval of the bill to be submitted by government, President Vazquez is expected to sign into law the 2015-2019 budget by December 2015.

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The government’s bill contemplates a reduction of the consolidated public sector deficit from 3.5% of GDP in 2014 to 2.5% of GDP in 2019. The budget also contemplates an increase in the public sector primary balance from (0.6%) of GDP in 2014 to 1.0% of GDP in 2019. The government seeks to earmark increased revenues for expanded infrastructure investments and social expenditures. In addition, in July 2015, President Vázquez, announced an infrastructure plan involving investments of US$12.3 billion over the next five years to sustain long-term growth. The infrastructure plan contemplates that slightly more than one third of the investment will be financed with private sector resources.

In anticipation of the submission of the 2015-2019 budget bill to Congress, labor unions expressed opposition to measures likely to reduce real wages and staged a general strike on August 5, 2015, which was honored mainly by government and bank employees.

PUBLIC SECTOR DEBT

Domestic Debt

Since December 31, 2014 and as of June 30, 2015, the central government issued treasury notes denominated in nominal pesos and linked to the CPI for an aggregate principal amount equivalent to US$224 million.

In addition, during July 2015, the central government issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$960 million. Investors paid for an aggregate principal amount equivalent to US$955 million of such bonds by tendering short term securities of Banco Central and central government.

External Debt

The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of the date indicated.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

	As of March 31, 2015(1)
Total gross public external debt	US$	19,315
Less external assets:		19,498
Non-financial public sector(2)		98
Banco Central		19,400
Of which:
Banco Central international reserve assets(3)		18,584
Other assets		816
Total public external debt, net of assets	US$	(183)

__________________

(1) Preliminary data.

(2) Commencing in 2014, based on information provided by ANCAP, Banco Central has excluded equity interests held by ANCAP in other entities from this item.

(3) Gold valued for each period at London market prices at end of period.

Source: Banco Central.

Total Debt

The gross public debt totaled US$34.1 billion as of March 31, 2015, compared to US$33.6 billion as of December 31, 2014.

As of March 31, 2015, 46% of the total gross public debt was denominated in foreign currencies and 54% in Uruguayan pesos, compared to 44 % and 56%, respectively, as of December 31, 2014.

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INTRODUCTION

All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay” or the “Republic”) and references to the “central government” are to the central government of Uruguay (which includes governmental agencies and subdivisions and excludes financial and non-financial public sector institutions). All references in this document to the “consolidated public sector” are to the central government and financial and non-financial public sector institutions, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario.

The terms set forth below have the following meanings for the purposes of this document:

●	Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central del Uruguay (“Banco Central”) in March 2009) to eliminate distortions introduced by changes in relative prices.

●	Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).

●	Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay on a free on board, or FOB, basis and (2) for purposes of balance of payments, statistics collected on a FOB basis.

●	Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the latest December against the indices for the prior December.

References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “Euro” or “€” are to the lawful currency of the Member States of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars, Euros or yen (or dollars to Euros or yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars, euros or yen at any particular rate or at all.

The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

The fiscal year of the government ends December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.

Uruguay’s official financial and economic statistics are subject to a review process by Banco Central and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain of the information and data contained herein for 2010, 2011, 2012, 2013, 2014 and 2015 is preliminary, and subject to further adjustment or revision. The government believes that this practice is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, but cannot assure you that material changes will not be made.

Historically, deposits of the non-financial public sector held with Uruguay’s banking system were deducted from Uruguay’s gross public sector debt. According to the methodology adopted by the government in March 2013, deposits of the non-financial public sector held with Uruguay’s banking system are not deducted from Uruguay’s gross public sector debt and are recorded as non-financial public sector assets. Data for previous years has been restated following this methodology.

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SUMMARY

2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
(in millions of US$, except as otherwise indicated)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	40,302	US$	47,989	US$	51,393	US$	57,571	US$	57,569
Real GDP (in thousands of constant 2005 pesos)(2)	Ps.	567,742	Ps.	597,050	Ps.	616,890	Ps.	648,354	Ps.	671,036
% change from prior year	7.8%	5.2%	3.3%	5.1%	3.5%
Consumer price index or CPI (annual rate of change)	9.2%	5.9%	6.9%	8.6%	7.5%
Wholesale price index or WPI (annual rate of change)	6.4%	10.5%	8.4%	11.1%	5.9%
Unemployment rate (annual average)(3)	7.2%	6.3%	6.5%	6.5%	6.6%
Balance of payments(4)
Trade balance (merchandise)	(527)	(1,431)	(2,361)	(1,352)	(918)
Current account	(731)	(1,374)	(2,691)	(2,924)	(2,623)
Capital and financial account net	1,057	4,190	6,289	4,606	3,832
Errors and omissions(5)	(687)	(252)	(308)	1,263	152
Overall balance of payments excluding impact of gold valuation adjustment	(361)	2,564	3,287	2,945	1,360
Change in Banco Central international reserve assets (period end)	361	(2,564)	(3,287)	(2,945)	(1,360)
Banco Central international reserve assets (period end)(6)	7,656	(7)	10,302	(8)	13,605	(9)	16,290	(10)	17,555	(11)

PUBLIC FINANCE
Non-Financial Public Sector Revenues	11,732	13,481	14,200	16,948	16,669
Non-Financial Public Sector Primary Expenditures	11,075	12,648	14,319	16,735	16,869
Public Sector Primary Balance	756	923	(82)	222	(354)
Public Sector Overall Balance (surplus/(deficit))	(430)	(434)	(1,380)	(1,335)	(1,984)

PUBLIC DEBT
Consolidated public sector debt
Debt with non-residents(12)	12,822	14,055	16,245	17,558	18,482
Debt with residents	11,060	12,985	14,893	15,542	15,106
Total	23,882	27,040	31,138	33,099	33,588
As a % of GDP	61.5%	57.2%	60.5%	57.5%	58.4%

Consolidated public sector debt service
Amortizations	926	1,946	1,896	3,211	2,698
Interest payments	592	638	573	650	726
Total	1,519	2,584	2,469	3,861	3,424
As a % of exports of goods and services	13.1%	20.1%	18.4%	28.3%	25.2%

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(1)	Preliminary data.

(2)	Figures are not adjusted by purchasing power.

(3)	Unemployment population as percentage of the labor force.

(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).

(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.

(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2010, 2011, 2012, 2013 and 2014.

(7)	This amount includes US$1,590 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$792 million of Banco de la República and other public sector financial institutions.

(8)	This amount includes US$2,350 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,108 million of Banco de la República and other public sector financial institutions.

(9)	This amount includes US$3,969 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,642 million of Banco de la República and other public sector financial institutions.

(10)	This amount includes US$5,299 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,184 million of Banco de la República and other public sector financial institutions.

(11)	This amount includes US$6,768 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$ 2,771 million of public sector financial institutions.

(12)	Excludes interest on non-resident banking deposits.

Source: Banco Central

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REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

According to the 2011 national census, Uruguay’s population of approximately 3.3 million is primarily of European origin and has a literacy rate above 98%. Approximately 95% of the population lives in urban areas and about 40% of the population resides in the Montevideo metropolitan area. The population growth rate averaged 0.2% per year for the period from 1985 to 2011, and is the lowest in South America. Uruguay is generally considered a middle-income developing country. The following table sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics as of December 31, 2014, unless otherwise indicated.

	Uruguay		Brazil		Chile		Venezuela		Mexico		United States
Per capita GNI(1)	US$	16,360	US$	11,760	US$	14,900	US$	12,820	US$	9,980	US$	55,200
PPP GNI per capita(2)	US$	20,220	US$	15,900	US$	21,570	US$	17,140	US$	16,710	US$	55,860
Life expectancy at birth(3) (4)		77		74		80		75		77		79
Adult literacy rate(5)(6)		98.4%		91.3%		98.9%		95.5%		94.2%		n.a
Infant mortality per 1000 live births(4)		10		12		7		13		13		6

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n.a. = not available.

(1)	World Bank Atlas method.

(2)	Current US$, adjusted for purchasing power parity.

(3)	In years.

(4)	2013 data.

(5)	Percentage of people ages 15 and older.

(6)	2011 data, except for United States.

Source: The World Bank - World Development Indicators database and CEPAL.

Constitution, Government and Political Parties

Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative, and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by the Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over a number of public sector matters.

Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress, and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

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Politics in Uruguay are dominated by three political parties: the Frente Amplio (Broad Front), the Partido Colorado and the Partido Nacional. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and the congressional elections.

Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Each of these two parties is composed of multiple political factions, typically with different political orientations, but without strong ideological differences. The Partido Colorado and the Partido Nacional, which were formed in the 1830s, are both market-oriented and favor trade liberalization and reducing the government’s role in the economy, although some factions within each of those parties favor moderate trade protection and some degree of government intervention. Traditionally, the Partido Nacional has had a strong rural constituency, while the Partido Colorado has drawn most of its support from urban areas. The Frente Amplio advocates a moderate social welfare platform. The Partido Independiente is a center-left group which split from the Frente Amplio prior to the 1989 elections. A fifth political party, the Unidad Popular, is a left-wing party formed in 2013 by several smaller left-wing political groups.

Presidential elections were held on October 26, 2014. Mr. Tabaré Vázquez Rosas from Frente Amplio (who was president between 2005 and 2010) received 47.81% of the votes cast, Mr. Luis Lacalle Pou from Partido Nacional received 30.88% of the votes cast, and Mr. Pedro Bordaberry from Partido Colorado received 12.89% of the votes cast. Based on these results, Mr. Vázquez Rosas and Mr. Lacalle Pou participated in the runoff election on November 30, 2014, and Mr. Tabaré Vázquez Rosas of the Frente Amplio won the national presidential election with 52.8% of the votes cast. Mr. Vázquez Rosas took office for a second non-consecutive term on March 1, 2015, succeeding Mr. José Alberto Mujica Cordano, who is also a member of Frente Amplio.

In the congressional elections also held on October 26, 2014, the Frente Amplio retained a majority of both houses of Congress. The congressional representation of each of the five parties elected for the 2015-2020 term is as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Frente Amplio	15	51.6%	50	50.5%
Partido Nacional	10	32.2	32	32.3
Partido Colorado	4	12.9	13	13.1
Partido Independiente	1	3.2	3	3.03
Unidad Popular	—	—	1	1.01
Total(1)	31	100%	99	100%

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(1)	The Vice President, currently Mr. Raúl Fernando Sendic Rodríguez of the Frente Amplio, occupies the thirty-first seat in the Senate.

Although the Frente Amplio retained majorities in both houses of Congress, the ruling party has expressed an intention to seek consensus with the Partido Colorado, the Partido Nacional, the Partido Independiente and Unidad Popular with respect to key areas of government, including macroeconomic and social policies, education and foreign relations.

Since 2005, the Frente Amplio maintains the following goals of economic policy:

●	reaching a sustainable level of economic growth supported by a steady development of Uruguay’s productive capacity and productivity;

●	reducing unemployment and improving the quality of employment; and

●	advancing the quality of life of the population, focusing on the urgent need to improve the living conditions of the poorest segments of the population.

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Foreign Policy and Membership in International and Regional Organizations

Uruguay has had no significant regional or international conflicts in recent years. The Republic has focused its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 172 countries and is a member of 105 international organizations, including:

●	the United Nations (founding member), including many of its specialized agencies;

●	the Organization of American States;

●	the World Trade Organization;

●	the International Monetary Fund or the IMF;

●	the International Bank for Reconstruction and Development or the World Bank;

●	the International Finance Corporation;

●	the Multilateral Investment Guaranty Agency;

●	the International Centre for Settlement of Investment Disputes;

●	the Inter-American Development Bank or the IADB;

●	the Inter-American Investment Corporation; and

●	the Corporación Andina de Fomento or the CAF.

Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association that includes ten South American countries in addition to Mexico, Cuba, Panamá and Nicaragua since its creation in 1960.

In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:

(1)	to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.

In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. The common external tariff regime became effective on January 1, 2001. However, it was also agreed that each member country would be entitled to take exceptions to the common external tariff for a transitional period scheduled to end in 2008 for Argentina and Brazil, and in 2010 for Paraguay and Uruguay. These periods have recently been extended, allowing Argentina and Brazil to maintain their list of exceptions until December 31, 2021, Uruguay until December 31, 2022 and Paraguay until December 31, 2023. Accordingly, the full implementation of a customs union has been deferred. See “The Economy—The Mercosur Agreements.”

In July 2012, Mercosur members (other than Paraguay) admitted the Republic of Venezuela as a full member of Mercosur. In December 2013, Paraguay acknowledged the admission of Venezuela as a full member of Mercosur. Venezuela is required to adopt the Mercosur common external tariff by 2016. In July 2015, Bolivia signed a Protocol to become a full member of Mercosur. The Protocol provides that Bolivia will gradually adopt the regulations of Mercosur over a period of four (4) years following the entry into force of the Protocol. Within the same period of time, Bolivia is expected to adopt the Mercosur Common Nomenclature (NCM), the Common External Tariff and Mercosur’s Origin Regime.

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Since the establishment of Mercosur, the following trade agreements have become effective for Mercosur members:

Year Signed	Year Effective	Country/Economic Region	Description of Agreement
1996	1996	Chile	Free trade zone starting in 2014
1996	1997	Bolivia	Free trade zone starting in 2006
2003	2005	Colombia, Ecuador and Venezuela	Gradual free trade zone for certain goods until 2020
2005	2006	Peru	Gradual free trade zone for certain goods until 2021
2006	2008	Cuba	Tariff elimination for certain goods
2007	2009	Israel	Tariff elimination for certain goods until 2029
2004	2009	India	Tariff reduction for certain goods

(1)	The Andean Community is a customs union among Bolivia, Colombia, Ecuador and Perú.
(2)	Venezuela became a full member of Mercosur in July 2012.

In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade. While the parties have made progress in several areas, Mercosur conditioned the agreement upon the European Union making significant concessions with respect to trade in agricultural products and the EU’s common agricultural policy, at least insofar as it impacts Mercosur and negotiations were discontinued in 2004.. Negotiations were re-launched in 2010. Mercosur and the EU have agreed to submit proposals on the open issues by the end of 2015.

Mercosur and the United States, which had suspended negotiations in 2004, have resumed negotiations surrounding the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations have revealed important differences between the parties, and there can be no assurance that an agreement will be reached within the near term, as originally contemplated.

Significant trade imbalances among Mercosur countries developed over time as a result of various factors. These imbalances have prompted discussions and negotiations among the member states that to date have not resulted in the convergence of the national economies, an objective stated on several occasions pursued. Argentina’s crisis in 2001 and its long-lasting effects have adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also triggered the adoption of various safeguard measures and caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by its member states. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty, while pursuing measures intended to maximize access to export markets by Uruguayan products in the short and medium-term.

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Uruguay has entered into bilateral treaties related to trade and investment, including the following:

2004	United Mexican States	Free Trade Agreement
2004	Iran	Bilateral Trade Framework Agreement
2006	United States of America	Bilateral Investment Promotion Treaty
2007	United States of America	Trade and Investment Framework Agreement
2008	United States of America	Cooperation Agreement in Science and Technology
2008	India	Bilateral Investment Treaty
2009	Venezuela	Economic Cooperation Agreement
2010	Chile	Bilateral Investment Treaty
2012	South Korea	Bilateral Investment Treaty
2012	Chile	Public Procurement Agreement
2012	Vietnam	Bilateral Investment Treaty
2013	Armenia	Bilateral Investment Treaty
2015	Japan	Bilateral Investment Treaty

In March 2009, Uruguay and Brazil signed an energy cooperation agreement for the development of an electrical transmission line, to facilitate interconnectivity of both countries’ energy networks. The line is expected to become operative by the end of 2015 with a transmission capacity of 500MW. See “Gross Domestic Product and Structure of the Economy—Principal Sectors of the Economy—Electricity, Gas and Water.”

D-13

THE ECONOMY

History and Background

In the 1980s, Uruguay’s economy was affected by a crisis of its financial system, followed by a severe recession. A deterioration in its external debt to GDP and exports ratios led the Republic to negotiate a rescheduling of its maturing debt obligations within the framework of the Brady Plan in 1991. In the early 1990s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994. Uruguay’s economy recovered with real GDP growth of 5.0% on average from 1996 to 1998 fueled mainly by increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

The Mercosur Agreements

The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. On January 1, 2000, internal tariff rates among Mercosur countries were reduced to zero, with the exception of sugar and automobiles.

With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. A common external tariff became effective on January 1, 2001. However, each member of the Mercosur retained some degree of flexibility intended to gradually allow certain industries to enhance their competitiveness, and had the ability to take specific exceptions to the common external tariff (initially 300 each) over a transitional period. Argentina and Brazil are currently entitled to 100 exceptions each and Uruguay and Paraguay are currently entitled to 225 and 649 exceptions, respectively. With respect to imports of capital goods, telecommunications and information technology products of non-Mercosur origin, the members of Mercosur agreed that all of them could take exception from the common external tariff, Argentina and Brazil until 2021 and Uruguay and Paraguay until 2022 and 2023, respectively, and Venezuela until 2022. The Mercosur member states agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, to reduce or eliminate imbalances, and several working groups are currently engaged in policy coordination negotiations.

In March 2001, Argentina unilaterally increased import tariffs on consumer goods to 35% and eliminated all import tariffs on capital goods, in each case for non-Mercosur products and on a transitional basis. In June 2001, Argentina further modified its foreign exchange regime to subsidize exports and tax imports. The devaluation of the Argentine peso in January 2002, and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. Uruguay maintains certain duties affecting imports of certain Argentine products whose producers are entitled to regional or sectoral subsidies. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.

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As a result of the impeachment of former President Mr. Lugo in June 2012 and his destitution by the Paraguayan Congress, Paraguay was temporarily suspended as a Mercosur member in July 2012. The suspension of Paraguay was discontinued once the newly-elected Paraguayan president, Horacio Cartes, took office in August 2013. In addition, in July 2012, Mercosur members (other than Paraguay) admitted the Republic of Venezuela as a full member of Mercosur. In December 2013, Paraguay acknowledged the admission of Venezuela as a full member of Mercosur. Venezuela is required to adopt the Mercosur common external tariff by 2016.

Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Fitosanitary border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution and cooperation have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constitutes a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Roads, bridges and railways must also be developed to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement. A protocol regarding the provision of services entered into effect in December 2005 and was ratified by Argentina, Brazil, Paraguay and Uruguay. It contemplates the complete elimination of intra–Mercosur restrictions by 2015. The liberalization is effected gradually on the basis of negotiation rounds intended to result in eliminating restrictions by segments with a view to reaching complete liberalization. See “República Oriental del Uruguay—Foreign Policy and Membership in International and Regional Organizations.”

1999-2002: Recession and Crisis in the Banking System

Between 1999 and 2002, a series of external factors, including most significantly the economic crisis that affected Argentina severely in 2001 and 2002, had material adverse consequences for Uruguay’s economy.

During 1999, Uruguay’s economy was adversely affected by the devaluation of the Brazilian currency, a strong recession in Argentina, which caused a contraction in Argentine demand for Uruguay’s products and tourism-related services, declining international prices for several of Uruguay’s commodity exports, an increase in the price of oil and derivative products, the appreciation of the U.S. dollar (to which the Uruguayan peso was linked), which caused Uruguay’s export products to become less competitive in several of its traditional export markets and increases in international interest rates.

As a result of these circumstances, in 1999 real GDP decreased by 2.8%, domestic private consumption declined 1.5% and private gross fixed investment fell by 14.0%. Exports of Uruguayan goods and services also declined by 7.4%. The recession affected most sectors of the economy. The consolidated public sector deficit increased from 0.9% of GDP in 1998 to 3.6% of GDP in 1999, reflecting a decrease in public sector revenues and increases in public sector spending, attributable to a number of infrastructure projects undertaken by the government to mitigate the impact of the recession.

During 2000, most of the adverse conditions that caused real GDP to contract in 1999 continued, including high oil prices, a strong U.S. dollar, Argentina’s recession and increases in international interest rates. Heavy rains in the last quarter of 1999 also adversely affected the agricultural sector. As a result, in 2000 real GDP declined by 1.4% and the consolidated public sector deficit reached 3.8% of GDP, as public sector revenues contracted at a faster pace than public sector primary expenditures.

Adverse external factors continued through 2001. Argentina’s third year of recession and the slowdown in the rate of economic growth of industrialized nations adversely affected Uruguay’s economy. As a consequence, real GDP contracted by 3.4% in 2001 driven by a 2.0% decrease in domestic private consumption, a 2.9% decrease in government consumption and a 8.8% decrease in private fixed investment. The consolidated public sector deficit for 2001 reached 3.9% of GDP. Domestic inflation for 2001, as measured by the CPI, stood at 3.6% and the peso depreciated 13.0% in real terms with respect to the U.S. dollar. Foreign trade also deteriorated in 2001, with exports contracting by 10.5% (measured in U.S. dollars) and 7.7% in real terms, and imports contracting by 11.7% (measured in U.S. dollars) and 8.8% in real terms, with respect to 2000. Nevertheless, the continued recession appeared not to undermine confidence in Uruguay’s banking system, which continued to attract deposits from residents and non-residents, particularly as volatility in Argentina increased. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and 91.3% of total deposits held in the private banking system were denominated in foreign currencies (principally the U.S. dollar).

D-15

On December 1, 2001, the Argentine government froze deposits held with Argentine banks and introduced exchange controls restricting capital outflows. On December 23, 2001, the Argentine government announced its decision to default on Argentina’s foreign debt. Argentina suffered significant economic, political and social deterioration during 2002. In addition to the government, a significant portion of the country’s large corporate debtors defaulted on all or a substantial part of their financial liabilities. In response to the crisis, the Argentine government undertook a number of far-reaching initiatives, including a mandatory conversion of foreign currency-denominated debts and bank deposits into Argentine pesos and the devaluation of the Argentine peso after ten years of parity with the U.S. dollar.

In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis were associated with Argentina’s economic deterioration during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that limited the ability of the economy to absorb and adapt to external factors, added to the severity of the crisis.

Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7.3 billion (of which US$2.4 billion were of non-residents), compared to US$14.2 billion as of December 31, 2001 (of which US$6.6 billion were of non-residents). In the second quarter of 2002, a deposit outflow affected Uruguay’s financial system leading first to the suspension of Banco Galicia de Uruguay, or BGU, and Banco Comercial, Uruguay’s two largest private banks (both affiliated with Argentine banks) and soon thereafter to the closure of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank in June 2002. Although the government received approximately US$500.0 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode.

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB to safeguard Uruguay’s payment and financial system. On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extended to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

In furtherance of the economic program agreed with the IMF, in December 2002, Congress enacted amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial. The non-recoverable assets of the three liquidated banks are held by liquidation funds, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6.8 billion from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities.

In 2002, the government adopted a series of initiatives intended to reduce the deficit of the public sector. It relied on access to funding by the IMF and other multilateral agencies to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

D-16

The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and growing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps. 32.33 per US$1.00 on September 10, 2002. The depreciation of the peso resulted in Uruguay’s foreign currency-denominated debt to GDP ratio rising to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

The decrease in tax collections attributable to the contraction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by the devaluation (nearly all of Uruguay’s debt was denominated in foreign currency), practically neutralized the savings achieved by the central government in 2002. As a result, the consolidated public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

2003-2014: Recovery and Economic Growth

Uruguay’s economy stabilized during the second quarter of 2003 and began to recover, recording an annual real GDP growth of 0.8% and 5.0% in 2003 and 2004, respectively. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. Between 2005 and 2009 GDP grew at an average rate of 5.5%, and continued to grow at rates of 7.8% in 2010, 5.2% in 2011, 3.3% in 2012, 5.1% in 2013 and 3.5% in 2014.

In 2010, domestic private consumption grew by 9.4% compared to 2009 and represented 67% of GDP. In 2011, domestic private consumption grew by 7.2% compared to 2010 and represented 66.8% of GDP. In 2012, domestic private consumption grew by 5.0% compared to 2011 and represented 67.2% of GDP. In 2013, domestic private consumption grew by 5.2% compared to 2012 and represented 66.5% of GDP. In 2014, domestic private consumption grew by 4.2% compared to 2013 and represented 67.1% of GDP.

In 2010, gross fixed investment increased by 16% compared to 2009, representing 19.1% of GDP, with private gross fixed investment increasing by 23.2%. In 2011, gross fixed investment increased by 7.0% compared to 2010, representing 19.1% of GDP, with private gross fixed investment increasing by 11.5%. In 2012, gross fixed investment increased by 18.5% compared to 2011, representing 22.2% of GDP, with private gross fixed investment increasing by 22.2%. In 2013, gross fixed investment increased by 4.3.% compared to 2012, representing 21.8% of GDP, with private gross fixed investment increasing by 2.7%. In 2014, gross fixed investment increased by 2.6% compared to 2013, representing 21.4% of GDP, driven by public gross fixed investment since private gross fixed investment decreased by 0.8%. Gross domestic savings represented 17.6% of GDP in 2010, 17.0% of GDP in 2011, 17.4% of GDP in 2012, 16.9% of GDP in 2013 and 17.0% of GDP in 2014.

Exports of goods and services grew by 7.2% in 2010, 5.8% in 2011, 3.1% in 2012, 0.2% in 2013 and 1.9% in 2014. Imports of goods and services increased by 13.7% in 2010, 12.5% in 2011, 13.5% in 2012, 3.5% in 2013 and 0.5% in 2014.

Deposits held by the non-financial private sector with the banking system (excluding deposits held with off-shore banks and financial houses), stood at US$17.9 billion at December 31, 2010, US$20.6 billion at December 31, 2011, US$23.2 billion at December 31, 2012, US$25.3 billion at December 31, 2013 and US$26.9 billion at December 31, 2014. Approximately 77.7% of those deposits were denominated in foreign currencies (primarily U.S. dollars) as of December 31, 2014. In 2010 and 2011 the annual rate of consumer price inflation was 6.9% and 8.6%, respectively, decreasing to 7.5% in 2012. The annual rate of consumer price inflation reached 8.5% in 2013 and 8.3% in 2014. The rate of inflation for the twelve-month period ended July 31, 2015, was 9.0%, as measured by the consumer price index. For a discussion of Uruguay’s current monetary policy see “Monetary Policy and Inflation—Monetary Policy.”

D-17

The Economic Policies of the Vázquez Administration

The Vázquez administration has indicated its intention to continue to prioritize macroeconomic stability and to adjust existing policies to the extent needed to pursue its main objectives, which include:

●	maintaining a prudent fiscal stance, which it recognizes as a condition to long term fiscal sustainability;

●	preserving the value of the currency and introducing inflation targeting as its principal monetary policy; and

●	strengthening commercial and political relationships with the Mercosur member countries while continuing to promote opportunities for Uruguayan exports and foreign direct investment in Uruguay in the context of bilateral arrangements that are consistent with the Mercosur agreements.

On December 27, 2010, President Mujica signed into law the five-year budget for the period 2010-2014. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability balanced with increases in infrastructure and social spending. The budget bill for the period 2015-2019 must be submitted to Congress by August 30, 2015 and, after congressional discussion and approval, is expected to be signed into law by December, 2015. See “Fiscal Policy—Budget.”

The Vázquez administration has announced the implementation of a “Sistema Nacional Integrado de Cuidados” (National Care System) to promote and gradually implement public policies addressing the needs of people that are not in a position to fend for themselves, including early childhood through the age of three, disabled people and elders who cannot fend for themselves.

Privatizations

While privatizations have not been a major focus of Uruguay’s economic policy, the government has divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993, and has taken measures to transfer certain activities, such as sewage, garbage collection, maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. Legislation has also been enacted enabling the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have been immaterial to date.

The government is committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open a number of areas of the economy previously reserved to public sector enterprises to private investment. Through the Administración Nacional de Telecomunicaciones, or ANTEL, the local telecommunications company, several revenue sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities have been implemented. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening of the telecommunications sector (other than local fixed line services but including long distance) to private sector providers. In December 2002 and May 2004, licenses were granted to foreign telecommunications companies, to provide mobile telephone services. The government has also approved the provision of long distance international telephone services by 17 companies in competition with ANTEL.

The government also granted the Corporación Nacional Para el Desarrollo, or CND, a state-owned investment corporation, overall responsibility for the administration of a program of public works to be undertaken between 2003 and 2018. CND currently owns the concessions as well as 100% of the shares of Corporación Vial del Uruguay S.A, or CVU, a special-purpose company responsible for the projects. CVU and private companies have to date signed 50 contracts worth US$109 million for the construction of bridges and highways.

In 2001, the government issued a decree approving the provision of postal services by private sector entities in competition with the state-owned postal service. There are numerous companies currently operating in the Uruguayan postal service market.

In September 2003, the government granted a 30-year concession to Puerta del Sur S.A. for the management and administration of the Montevideo airport.

D-18

In July 2007, the government sold 75% of the equity of Pluna Airlines to Leadgate Investment Corporation (45%) and to Sociedad Aeronáutica Oriental S.A. (30%), and retained a 25% stake in the airline. The new company was called Pluna Líneas Aéreas S.A. In 2011, Pluna incurred severe losses, and its liquidity and financial condition deteriorated severely. On June 15, 2012, Leadgate—the controlling shareholder—transferred all of its shares in Pluna to a trust under the surveillance of the Uruguayan government. In July 2012, Pluna suspended all flights and initiated a judicial reorganization procedure. Thereafter, Congress passed Law No. 18,931 to reorganize the operations of the airline, including by disposing Pluna’s assets. In October 2012, through a trust created pursuant to Law No. 18,931, the government conducted an auction for the sale of seven of Pluna’s aircrafts. The auction was initially awarded to Cosmo S.A., a company organized under the laws of Spain, however, the transaction was not completed. In December 2013, the Supreme Court of Uruguay declared several provisions of Law No. 18,931 unconstitutional. As a result, the transfer of the Pluna aircrafts to the trust was reversed and they remained property subject to liquidation by Pluna’s receiver until their sale in 2014 to Strategic Air Finance (SAF) for US$77 million.

At this time the government has no plans to privatize any public sector enterprises.

In 2015, the government announced a plan to improve the infrastructure of roads and highways. The main goal of this program is to repair and improve 1,300 kilometers of roads, of which 160 kilometers will comprise new roads. The project entails a US$650 million investment over five years, mostly under the public-private partnership regime.

For a description of government participation in Uruguayan economy see “Gross Domestic Product and Structure of the Economy—Role of the State in the Economy.”

Environment

The principal environmental concerns in Uruguay consist of industrial and urban pollution of water and soil. The Uruguayan Constitution provides for the right to a clean environment and Congress has enacted enabling legislation for the protection of the environment, including legislation which created the Ministry of Housing, Zoning and the Environment (Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente) in 1990. Under a 1994 environmental law, potentially hazardous projects must be approved by the Ministry of Housing, Zoning and the Environment prior to their implementation. In addition to the Ministry of Housing, Zoning and the Environment, environmental supervision and regulation is carried out by many of the departments of the central government and state and municipal governments. In March 2000, Congress enacted a law creating a National System of Protected Natural Areas and granting the government the authority to incorporate, by decree, areas into this system and limit or prohibit certain activities within and around these protected areas.

Uruguay has received financing from the IADB for purposes of improving municipal infrastructure services for garbage collection and sewage treatment. The government currently requires environmental studies to be presented in connection with any proposals for construction and other projects. In addition, all projects financed by the IADB currently require environmental impact studies. Beginning in the late 1980s, Uruguay also received a series of loans from the IADB to undertake the cleaning up of Montevideo’s coast, including the shoreline along the Río de la Plata.

In May 2006, Argentina brought a claim to the International Court of Justice (“ICJ”) against Uruguay under the Treaty of the Uruguay River, alleging that by authorizing the construction of certain pulp mills in the Fray Bentos region, along the shores of the Uruguay river, Uruguay failed to honor its obligations under the treaty.

On April 20 2010, the ICJ issued its final ruling on this dispute. Although the ICJ ruled that Uruguay breached certain procedural obligations under the Treaty of the Uruguay River, it did not find that any of the environmental damages claimed by Argentina had been proved and did not impose any remedial sanction on Uruguay. Argentine demonstrators dissatisfied with the ICJ ruling repeatedly obstructed traffic across international bridges in protest. In June 2010, the demonstrators agreed to cease the obstruction to facilitate ongoing negotiations seeking to resolve the situation. On August 30, 2010, Uruguay and Argentina signed an agreement providing for the creation of a technical committee within the Administrative Commission of the Uruguay River (“CARP”). This committee was created to monitor the Uruguay river and the industrial and agricultural businesses and cities on both margins of the Uruguay river that discharge effluents into the river.

D-19

Gross Domestic Product and Structure of the Economy

The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “Gross Domestic Product by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Expenditure” are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures
(millions of 2005 pesos, except as otherwise indicated)

	2010		2011		2012(1)		2013(1)		2014(1)
GDP	Ps.	567,742	Ps.	597,050	Ps.	616,890	Ps.	648,354	Ps.	671,036
Imports of goods and services		191,449		215,316		244,373		252,836		254,035
Total supply of goods and services		759,191		812,366		861,263		901,189		925,071
Exports of goods and services		173,756		183,841		189,541		189,891		193,498
Total goods and services available for domestic expenditures	Ps.	585,435	Ps.	628,525	Ps.	671,722	Ps.	711,299	Ps.	731,572
Allocation of total goods and services:
Consumption (public and private)		469,661		501,325		526,863		554,028		576,125
Gross investment (public and private)		115,774		127,200		144,860		157,271		155,447
Total domestic expenditures	Ps.	585,435	Ps.	628,525	Ps.	671,722	Ps.	711,299	Ps.	731,572
GDP growth (%) (2)		7.8%		5.2%		3.3%		5.1%		3.5%

 ______________________

(1)	Preliminary data.

(2)	% change from previous year, 2005 prices.

Source: Banco Central.

Gross Domestic Product by Expenditure
(% of total nominal GDP, unless otherwise indicated)

	2010	2011	2012(1)	2013(1)	2014(1)
Government consumption	12.6%	12.8%	13.2%	13.6%	13.7%
Private consumption	67.0	66.8	67.2	66.5	67.1
Gross fixed investment	19.1	19.1	22.2	21.8	21.4
Public sector (% of gross fixed investment)	4.4	3.6	3,9	4.2	4.6
Private sector (% of gross fixed investment)	14.6	15.5	18,3	17.6	16.8
Exports of goods and services	26.3	26.4	25,9	23.5	23.4
Imports of goods and services	25.3	26,9	29.1	26.2	25.5
Savings	17.6	17.0	17.4	16.9	17.0

 ______________________

(1)	Preliminary data.

Source: Banco Central.

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Change in Gross Domestic Product by Expenditure
(% change from previous year except as otherwise indicated, 2005 prices)

	2010	2011	2012(1)	2013(1)	2014(1)
Government consumption	3.1%	3.7%	5.9%	5.0%	2.5%
Private consumption	9.4	7.2	5.0	5.2	4.2
Gross fixed investment	16.0	7.0	18.5	4.3	2.6
Public sector (% of gross fixed investment)	(4.7)	(9.9)	1.5	13.3	19.9
Private sector (% of gross fixed investment)	23.2	11.5	22.2	2.7	(0.8)
Exports of goods and services	7.2	5.8	3.1	0.2	1.9
Imports of goods and services	13.7	12.5	13.5	3.5	0.5

 ______________________

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The Uruguayan economy relies heavily on services, including the commerce, restaurants and hotels sector, which involves a wide range of tourism services, the financial and insurance sector, the real estate and business services sector and the government sector. However, since 2006, high commodity export prices have generally supported the improved performance of the agriculture, livestock and fishing and the manufacturing sectors.

In 2014, GDP increased by 3.5% in real terms, after growing by 5.1% in 2013 and 3.3% in 2012, in each case with respect to the prior year. Services accounted for approximately 58.7% of GDP, while the manufacturing and agriculture, livestock and fishing sectors together accounted for 19.9% of GDP in 2014.

GDP growth in 2014 was driven mainly by internal demand of products and services. The most significant sectors that contributed to GDP growth were transportation, storage and communications, and manufacturing. The transportation, storage and communications sector grew by 6.6% in real terms with respect to 2013, mainly as a result of the growth in the use of mobile communication and internet services. The manufacturing sector grew by 5.5% in real terms compared to 2013, mainly due to increased production of paper pulp following the start of the Colonia “Montes del Plata” paper pulp mill’s operations in the third quarter of 2014.

The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Gross Domestic Product by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Sector” are based on 2005 prices to eliminate distortions introduced by changes in relative prices.

D-21

Gross Domestic Product by Sector
(in millions of US$ and % of GDP, nominal prices)

	2010			2011			2012(1)			2013(1)			2014 (1)
Agriculture, livestock and fishing	US$	2,903	7.2%	US$	4,237	8.8%	US$	4,172	8.1%	US$	4,561	7.9%	US$	4,094	7.1%
Mining		199	0.5		210	0.4		229	0.4		281	0.5		260	0.5
Manufacturing		5,452	13.5		6,111	12.7		6,297	12.3		6,524	11.3		7,107	12.3
Electricity, gas and water		1,266	3.1		916	1.9		525	1.0		1,250	2.2		1,346	2.3
Construction		2,968	7.4		3,659	7.6		4,705	9.2		5,506	9.6		5,357	9.3
Commerce, restaurants and hotels		5,511	13.7		6,605	13.8		7,191	14.0		7,656	13.3		7,482	13.0
Transportation, storage and communications		2,850	7.1		3,219	6.7		3,347	6.5		3,550	6.2		3,388	5.9
Real estate and business services		6,025	15.0		7,238	15.1		8,135	15.8		9,247	16.1		9,330	16.2
Financial and insurance services		1,734	4.3		2,063	4.3		2,282	4.4		2,523	4.4		2,555	4.4
Services of the government		3,609	9.0		4,332	9.0		4,701	9.1		5,379	9.3		5,459	9.5
Other community, social and personal services		3,745	9.3		4,516	9.4		4,847	9.4		5,520	9.6		5,595	9.7
Net adjustments for payments made by financial institutions and import tariffs		4,040	10.0		4,883	10.2		4,963	9.7		5,574	9.7		5,597	9.7
GDP (in millions of US$ at nominal prices)(2)	US$	40,302	100.0%	US$	47,989	100.0%	US$	51,393	100.0%	US$	57,571	100.0%	US$	57,569	100.0%
GDP per capita	US$	11,865		US$	14,062		US$	14,999		US$	16,735		US$	16,669

 ____________________________________________

(1)	Preliminary data.

(2)	Figures are not adjusted by purchasing power.

Source: Banco Central.

D-22

Change in Gross Domestic Product by Sector
(% change from previous year, 2005 prices)

	2010	2011	2012(1)	2013(1)	2014(1)
Agriculture, livestock and fishing	(1.5)%	13.2%	(0.5)%	4.9%	2.1%
Mining	35.5	(21.1)	(2.3)	19.7	(9.9)
Manufacturing	2.6	2.0	(5.1)	2.1	5.5
Electricity, gas and water	89.3	(24.2)	(22.7)	56.0	19.4
Construction	2.4	2.4	15.6	2.0	(1.8)
Commerce, restaurants and hotels	11.6	7.0	6.1	2.6	0.6
Transportation, storage and communications	15.0	10.7	9.7	9.5	6.6
Real estate, business, financial and insurance services	4.3	6.5	5.3	4.2	3.6
Other services(2)	1.4	2.4	1.4	4.3	2.7
Total GDP	7.8%	5.2%	3.3%	5.1%	3.5%

 ______________________

(1) Preliminary data.

(2) Includes public sector services and other services.

Source: Banco Central.

Agriculture, Livestock and Fishing

Uruguay’s territory consists primarily of vast plains, which, combined with its temperate climate, make the country well suited for agriculture and livestock. This sector grew by 13.2% in 2011 compared to 2010, driven by cereal and oil production fueled by high international commodity prices, as well as by milk production. In 2012, the sector contracted by 0.5% mainly due to a decrease in agricultural production as a result of the combined effect of lower prices and lower demand, in particular external demand. This decrease was partially offset by a 3.2% growth in cattle production and a 4.9% growth in milk production. In 2013, the sector grew by 4.9% mainly due to the increase in agricultural production fueled by high international commodity prices and favorable weather conditions, especially for wheat and soybean. In 2014, the sector grew by 2.1%, mainly due to a 6.5% increase in cattle production, which mitigated the adverse impact of a decrease in the production of wheat and soybean.

In 2010, cereal and oil production contracted by 2.7% compared to the previous year, mainly as a result of the decrease in wheat production. However, in 2011, cereal and oil production increased by 25.8%, driven by a recovery in wheat production. In 2012, cereal and oil production increased by 0.3%, mainly as a result of an increase in soybean production. In 2013, cereal and oil production increased by 11.6%, mainly as a result of an increase in the production of both wheat and soybean. In 2014, cereal and oil production decreased by 11.8%, mainly as a result of decreased production of wheat and soybean.

Milk production grew by 4.8% in 2010, and continued to grow in 2011, 2012 and 2013, increasing by 15.6%, 4.9% and 2.9%, respectively, in each case with respect to the prior year. In 2014, milk production stood at the same level of 2013. During 2010, livestock (except milk) production grew by 1.2%, due to an increase in cattle slaughter. In 2011 and 2012, livestock (except milk) production increased by 7.6% and 3.0%, respectively, in each case compared to the prior year. Although in 2013, livestock (except milk) production decreased by 0.3% compared to 2012, in 2014 it recovered, growing by 4.9% compared to 2013, due to favorable weather conditions through the year that improved grazing conditions.

The following table sets forth the production of selected primary goods for the periods indicated.

D-23

Selected Primary Goods Production
(in millions of US$, except as otherwise indicated)

	2010		2011		2012(1)		2013(1)		2014(1)
Cereals and oil products	US$	1,932	US$	3,106	US$	3,218	US$	3,534	US$	2,633
Rice		361		365		376		439		458
Wheat		350		780		388		693		354
Soybean		735		1,213		1,663		1,631		1,126
Pastures		278		373		389		413		406
Vegetables and fruits		535		594		652		632		584
Milk		519		754		736		850		854
Livestock except milk		1,791		2,408		2,447		2,456		2,395
Cattle		1,407		1,922		1,951		1,916		1,898
Wool		56		79		77		75		68
Forestry		367		304		264		325		392
Total agricultural production	US$	5,143	US$	7,166	US$	7,317	US$	7,797	US$	6,858

Cattle (in thousands of heads slaughtered)		2,242		2,047		2,116		2,009		2,133
Milk (in millions of liters)		1,552		1,843		1,936		2,018		2,004
Wool (in tons)		28,798		30,910		32,402		30,984		29,613

 ______________________

(1) Preliminary data.

Source: Banco Central.

The following tables set forth percentage changes from prior years for agricultural and livestock production for the periods indicated, based on 2005 prices to eliminate distortions attributable to changes in relative prices.

Agricultural and Livestock Production
(% change from previous year, 2005 prices)

	2010	2011	2012(1)	2013(1)	2014(1)
Cereals and oil products	1.3%	25.8%	0.3%	11.6%	(11.8)%
Rice	24.2	0.2	(7.3)	(0.5)	(2.4)
Wheat	(26.8)	59.5	(49.8)	63.4	(44.4)
Soybean	36.9	19.1	36.7	6.7	(4.9)
Pastures	(3.6)	7.9	3.3	7.4	0.0
Vegetables and fruits	12.3	0.0	8.0	(22.2)	5.0
Milk	4.8	15.6	4.9	2.9	(0.1)
Livestock except milk	1.2	7.6	3.0	(0.3)	4.9
Cattle	2.7	6.6	3.2	(0.2)	6.5
Wool	(19.2)	7.2	2.2	(4.4)	(10.2)
Forestry	11.7	(7.9)	(6.6)	14.8	36.8
Total agricultural production	3.1%	13.8%	1.8%	4.3%	(1.4)%

 ______________________

(1) Preliminary data.

Source: Banco Central.

Mining

The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction. Other contributors to the mining sector include smaller operations for the mining of gold and semi-precious stones, such as agate and amethyst. Mining has remained relatively constant as a percentage of GDP from 2010 through 2014 at approximately 0.5%. Uruguay has no known oil or natural gas reserves, although exploratory work has been undertaken in the coastal region. Several projects have been developed in Uruguay over the past years for the mining of nickel, copper and diamonds, without any findings. At present, a project for the mining of iron ore is being developed.

D-24

In October 2012, the government submitted a bill to Congress proposing the enactment of a law regulating large-scale mining projects (Ley de Minería de Gran Porte). In September 2013, Congress passed the law, which sets the conditions under which large mining exploitation concessions will be granted. The law defines large-scale mining projects as those: (i) occupying an area of at least 400 hectares, (ii) involving an investment of at least UI 830 million or (iii) having an annual commercialization value (in exports or sales in the domestic market) in excess of UI 830 million. It also established the Inter-generational Sovereign Investment Fund (Fondo Soberano Intergeneracional de Inversión) to foster the sustainable development of large-scale mining without compromising equal rights of future generations. The Inter-generational Sovereign Investment Fund will receive 70% of total government mining revenues while the remaining 30% will constitute budgetary revenues. The latter will be used to finance infrastructure, housing and social works, productive activities, educational projects and to enhance the technical capabilities of enforcement agencies in charge of monitoring these projects.

Manufacturing

Manufacturing is an important sector of Uruguay’s economy, accounting for 12.3% of GDP in 2014. In 2010, manufacturing grew by 2.1% in real terms, compared to 2009, mainly due to increased production of pulp, paper and chemicals. In 2011, manufacturing grew in real terms by 2.9% driven by foodstuffs and chemicals production, which increased by 4.3% and 10.7%, respectively. In 2012, manufacturing decreased by 0.3% in real terms compared to 2011, driven mainly by a decrease in wood and textiles production. In 2013, the manufacturing sector grew by 1.3% in real terms compared to 2012, primarily as a result of an increase in wood, pulp, paper and oil and refined products production. In 2014, this sector grew by 3.1% mainly due to increased production of paper pulp following the start of the Colonia “Montes del Plata” paper pulp mill’s operations in the third quarter of 2014.

The following tables set forth information regarding goods production for the periods indicated.

Selected Manufacturing Goods Production
(in millions of US$)

	2010		2011		2012(1)		2013(1)		2014(1)
Foodstuffs:
Processed meats	US$	2,555	US$	3,138	US$	3,169	US$	3,126	US$	3,430
Dairy products		1,025		1,398		1,479		1,670		1,759
Wheat and rice mills		672		797		788		849		865
Baked goods		829		938		1,026		1,164		1,184
Other foodstuffs		1,316		1,573		1,589		1,569		1,662
Total foodstuffs		6,397		7,845		8,050		8,379		8,899
Beverages		718		870		944		971		887
Tobacco		132		128		161		150		163
Textiles		697		784		714		610		514
Leather goods		275		337		327		353		370
Wood, pulp and paper		1,584		1,634		1,562		1,683		1,894
Chemicals		1,867		2,336		2,426		2,484		2,395
Oil and refined products		1,428		1,553		1,999		2,061		1,866
Machinery		1,005		1,048		1,090		1,028		1,083
Other industries		1,675		2,104		2,020		2,236		2,141
Total	US$	15,776	US$	18,640	US$	19,294	US$	19,954	US$	20,212

 ______________________

(1) Preliminary data.

Source: Estimates based on data of Banco Central and the National Statistics Institute.

D-25

Manufacturing Production
(% change from previous year, 2005 prices)

	2010	2011	2012(1)	2013(1)	2014(1)
Foodstuffs:
Processed meats	(2.1)%	(2.3)%	6.4%	(0.3)%	6.0%
Dairy products	8.2	20.1	7.5	1.2	3.0
Wheat and rice mills	(7.6)	12.4	(2.9)	2.0	0.6
Baked goods	0.4	3.1	1.0	2.6	1.7
Total foodstuffs	(1.1)	4.3	1.2	(1.2)	4.1
Beverages	2.5	1.7	4.8	(1.8)	(5.2)
Tobacco	5.7	5.8	(4.6)	(7.7)	8.1
Textiles	(2.5)	(1.5)	(10.4)	(13.8)	(13.5)
Leather goods	19.7	3.9	(0.4)	0.8	4.1
Wood, pulp and paper	14.5	(1.9)	(2.4)	7.8	24.0
Chemicals	6.1	10.7	1.1	2.0	(0.6)
Oil and refined products	(1.5)	(8.5)	10.9	4.3	(4.9)
Machinery	5.2	(5.3)	3.7	(5.2)	4.5
Total	2.1%	2.9%	0.3%	1.3%	3.1%

 ______________________

(1) Preliminary data.

Source: Banco Central.

Electricity, Gas and Water

Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely and Uruguay imports electricity from Argentina and Brazil. In March 2009, Uruguay and Brazil agreed to build an electrical transmission line between San Carlos (Uruguay) and Candiota (Brazil), with an intermediate frequency converter in Cerro Largo (Uruguay), with financing provided by the Structural Funds of the Mercosur, the CAF and the National Treasury of Brazil. The Uruguayan government expects this line to become operative by the end of 2015 with a transmission capacity of 500MW. The country imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore vulnerable to increases in international oil prices. With a view to reducing oil imports, ANCAP invested in biodiesel plants that became operative in 2009. To increase its fuel transportation capacity, ANCAP has also recently invested in vessels. ANCAP also awarded private sector enterprises with hydrocarbon exploration and exploitation contracts in on-shore and off-shore Uruguayan areas. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. The government is implementing different actions aimed at increasing the supply of liquid natural gas (LNG) in Uruguay to diversify the energy matrix and obtain a stable supply of natural gas. See “—Role of the State in the Economy.”

The electricity, gas and water sector’s performance has varied over the past five years, mainly as a result of the electricity sector’s performance, which in turn depends on the type of electricity generated (thermoelectric and/or hydroelectric). In 2010, the electricity, gas and water sector grew by 89.3% in real terms due to an increased use of hydroelectric source of electricity generation. In each of 2011 and 2012, however, droughts affected the Uruguayan basin and the electricity, gas and water sector contracted in real terms by 24.2% and 22.7%, respectively, as electricity generation turned to hydrocarbon based facilities. In 2013, the electricity, gas and water sector grew by 56.0% in real terms, driven primarily by an increase in rainfall, which allowed UTE to increase its supply of hydroelectrically-generated electricity. The generation cost of hydroelectric energy is significantly lower than the one for thermoelectric energy and, as a result, the lower generation cost prompted an improvement in the performance of this sector. In 2014, the electricity, gas and water sector grew by 19.4% mainly due to an increase in the generation and distribution of hydro-electric and eolic energy.

Construction

The construction sector grew by 2.4% in real terms, in each of 2010 and 2011 fueled by public and private sector investment. In 2012, the construction sector grew by 15.6%, mainly due to investment in the construction of a new paper pulp mill in the city of Colonia del Sacramento. In 2013, the construction sector grew by 2.0% in real terms as compared to 2012. In 2014, the construction sector decreased by 1.8%. The slower growth in 2013 and the decrease in the 2014 rate are mainly attributable to the completion of the construction of the “Montes del Plata” paper pulp mill in Colonia, which became operational in the third quarter of 2014.

D-26

Commerce, Restaurants and Hotels

In 2010, the commerce, restaurants and hotels sector grew by 11.6% in real terms, driven primarily by higher sales of motor vehicles and imported goods, and by an increase in the number of tourists and in expenditures by tourists. In 2011, this sector grew by 7.0% in real terms mainly due to the increase in consumption of fuel and imported products and continued growth in tourism activities. In 2012, the sector grew by 6.1% in real terms, driven primarily by an increase in wholesale and retail trade services (mainly involving imported goods). In 2013 and 2014, the sector grew by 2.6% and 0.6% in real terms, respectively, mainly as a result of an increase in wholesale and retail trade services (mainly involving imported goods). The commerce, restaurants and hotels sector accounted for 13% of GDP in 2014.

Transportation, Storage and Communications

In 2010 and 2011, the transportation, storage and communications sector grew by 15.0% and 10.7% in real terms, respectively, mainly due to an increase in communications (as a consequence of the continued investment in mobile technologies) and transportation activities (primarily supporting and auxiliary transport activities). In 2012, the growth of 9.7% was attributable mainly to the communications segment, reflecting an increase in the use of mobile communication and internet services. This increase was partially offset by a decrease in transportation, mainly as a result of the discontinuation of Pluna’s activities. In 2013 and 2014, the sector grew by 9.5% and 6.6% in real terms, respectively, primarily as a consequence of an increase in telecommunications services.

Real Estate, Business, Financial and Insurance Services

The real estate and business sector and the financial and insurance services sector grew by 21.1% in the 2010-2014 period. This growth was driven primarily by the financial and insurance services sector and by the business services segment, as a result of a trend in the manufacturing sector to sub-contract administrative, maintenance and cleaning services. Real estate services also grew during this period driven by tourism rentals and purchases.

Uruguay established a strong reputation as a regional financial center in the early 1980s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings.

Beginning in 2002, Uruguay’s financial sector was significantly affected by Argentina’s crisis. Large withdrawals of deposits during 2002 significantly exceeded the liquidity of four private banks (including the two largest private banks which were branches of Argentine based banks), which ceased to operate and entered a liquidation stage. Through multilateral financial support from the IMF, the World Bank and the IADB, the government was able to provide the necessary liquidity to government-owned banks and to the three largest private banks to honor sight deposits existing as of July 30, 2002, thereby mitigating to some extent the impact of the crisis of the banking sector on the economy as a whole.

The financial and insurance services sector’s contribution to GDP has grown at a slower pace since 2002 compared to other sectors of the economy. However, since 2008, the financial and insurance services sector’s contribution to GDP has improved.

The real estate and business sector accounted for approximately 16.2% of GDP in 2014

D-27

Role of the State in the Economy

The government continues to participate in the economy through state ownership of certain companies. The government, however, has emphasized its willingness to prepare state-owned companies for competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises. In that respect, a number of regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. Since 1999, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation and distribution of natural gas and in certain other areas of the economy previously restricted to the public sector. In addition, in 2011, the government enacted Law No. 18,786, creating and regulating public-private participation contracts for infrastructure and related services. This law establishes a new type of arrangement designed to allow private investors and the government to invest in different areas of the economy, primarily the energy and infrastructure sectors, requiring significant investments.

At present, the government owns:

1.	the local telecommunications company (ANTEL);

2.	the electric power utility (UTE);

3.	the oil refinery company (ANCAP);

4.	the water and sewage authority, Obras Sanitarias del Estado (OSE);

5.	Administración Nacional de Puertos (ANP), which operates most of Uruguay’s ports;

6.	Administración de Ferrocarriles del Estado (AFE), which operates railway freight services;

7.	Banco de la República and Banco Hipotecario (state-owned financial institutions);

8.	Banco de Seguros del Estado (an insurance company); and

9.	Administración Nacional de Correos, a postal services company that competes with several private sector companies.

ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay and is also the major provider of internet services in Uruguay. ANTEL also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a bi-national hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although under recent legislative measures and presidential decrees the private sector may engage in generation activities and industrial consumers should soon be able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina. To complement traditional energy sources, UTE is implementing actions to develop wind power. These actions include launching bidding processes for the construction, operation and maintenance of wind farms. As of July 31, 2015, UTE had awarded 26 private projects for the development of 1,088 MW of wind power, of which seven are already operative. UTE is also financing with its own resources the development of seven wind farms with an installed generation capacity of 484 MW. The government’s goal is to reach 1,000 MW of wind power generation in the short term, representing approximately 30% of the country’s installed generation capacity. As of 2014, the installed wind power generation capacity was approximately 400 MW. For more information about electricity production in Uruguay see “—Electricity, Gas and Water.”

ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products. Uruguay has no known oil reserves.

D-28

In May 2008, the government enacted Decree 239/08 creating the “Uruguay Round 2009” program to be implemented by the national oil refinery ANCAP aimed at awarding private sector enterprises with hydrocarbon exploration and exploitation contracts in off-shore Uruguayan areas, totaling approximately 74,000 square meters. The areas were divided into 11 blocks, each ranging between 4,000 and 8,000 square kilometers in water depths between 50 and 1,450 meters, situated in the Punta del Este basin, the southernmost region of the Pelotas basin and the Oriental del Plata basin. On December 9, 2009, under the “Uruguay Round 2009” program, ANCAP granted hydrocarbon exploration and exploitation contracts to a consortium comprising YPF S.A. (formerly, Repsol YPF) (40%), Petroleo Brasileiro (40%) and Galp Energía (20%) to explore blocks 3 and 4 located in the Punta del Este basin. ANCAP has reserved the right to perform exploratory work in other blocks.

In September 2011, the government enacted Decree 259/11 creating the “Uruguay Round II” program to be implemented by ANCAP, aimed at awarding hydrocarbon exploration and exploitation contracts to private sector companies in off-shore areas. In March 2012, ANCAP received 19 offers for off-shore oil exploration and exploitation over eight of the 15 blocks offered. These eight blocks cover more than 50% of the total area offered and were awarded to the British Petroleum and British Gas (UK), Total (France) and the Tullow Oil (Ireland). On October 5, 2012, ANCAP entered into a contract with these companies, committing to invest approximately US$1.6 billion in the aggregate in exploration and development activities without recourse to ANCAP or the government for any risks and costs incurred in connection with activities associated with the project. ANCAP and the government intend to implement a third round of auctions (the “Uruguay Round III”) seeking to award new exploration and exploitation contracts to private companies in other off-shore areas.

In October 2009, ANCAP entered into an agreement with the US company Schuepbach Energy and the Argentine company YPF S.A. to begin on-shore exploration for oil and gas in the north and center of the country. In addition, in April 2013, ANCAP authorized three international companies to commence oil and gas on-shore exploration in the north of the country. Total, Geoquim S.A. and Petrina were awarded these exploration and exploitation concessions, involving an aggregate investment of US$4.2 million.

In addition, ANCAP, and privately owned companies run the gas transportation and distribution business within a regulatory framework based on the granting of concessions, contracts and decrees by the government. Uruguay imports all the natural gas it consumes.

To diversify the energy matrix and obtain a constant supply of natural gas, the government is implementing different actions for the production of LNG in Uruguay. In August 2012, Uruguay launched an international bidding process for the construction and operation of Gas Sayago, a LNG regasification facility in Montevideo with a processing capacity of 10 million cubic meters of gas per day and a storage capacity of 267 million cubic meters. The regasification plant, once operational, will inject natural gas to the local distribution network for homes, industries, transportation and electrical energy generation. In May 2013, the government awarded a 20-year concession to Gas Sayago S.A. (owned by UTE and ANCAP) and Gas Natural Licuado del Sur S.A (“GNLS”), a consortium comprised of GDF Suez S.A. and the Japanese company Marubeni, for the construction and operation of Gas Sayago. The terms of the award require the LNG regasification facility to be operative in 2016.

OSE is Uruguay’s largest water company, providing water and sanitation services to all of the country and sewage services outside Montevideo.

For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “The Banking Sector.”

In December 2012, the government announced the first project under the public-private participation framework involving the construction, operation and maintenance of a prison with capacity for approximately 2,000 inmates. This project will require an estimated investment of US$82 million. As of July 31, 2015, there were three additional significant infrastructure projects under review involving the maintenance of roads and a railway).

Results of Non-Financial State-Owned Enterprises

During the past ten years, non-financial state-owned enterprises have in the aggregate recorded operating profits in spite of the slowdowns experienced in the energy sector, affecting mainly ANCAP and UTE, during 2008. In 2008, UTE’s costs of operations were adversely affected by the combination of high oil prices and a severe drought, which heavily affected UTE’s results given the impossibility of fully passing the increased generation costs on to consumers. Record high crude oil prices during 2008 also impacted on ANCAP’s oil refinery costs generating an operating deficit during 2008. This situation was reversed in 2009 and both enterprises recorded a surplus.

D-29

During 2010, the government focused on the long-term management of the results of operations of the state-owned enterprises and established an energy stabilization fund (“Energy Stabilization Fund”) to reduce the impact of droughts and mitigate the need to introduce abrupt rate adjustments affecting consumers. UTE made an initial contribution of US$150.0 million to the fund. In 2010, the current primary result of the state-owned enterprises continued to recover, particularly UTE. Due to favorable weather conditions, UTE was able to meet demand for electricity through hydro-generation, reducing to a minimum the use of its power stations. By maintaining its pricing policy, aligned to the cost structure of generation, UTE was able to restructure its assets and cancel liabilities incurred in 2009.

In 2011, ANCAP recorded losses mainly as a consequence of the partial absorption by ANCAP of the increased cost of crude oil imports (the balance being covered by the Energy Stabilization Fund created in 2010). In addition, in a context of high oil prices, ANCAP’s refinery plant was shut down for several weeks to build a desulfuration facility, which in turn required ANCAP to import additional volumes of refined products. In 2011, UTE recorded gains, although significantly lower than in 2010, as a consequence of the increased cost of fuel power generation.

In 2012, due to adverse weather conditions UTE was unable to meet demand for electricity through hydro-generation. As a result, UTE relied on fuel power stations, which caused a substantial increase in electricity generation costs, adversely affecting UTE’s results of operations, although the adverse impact was less significant compared to 2011.

In 2013 and 2014, normal weather conditions allowed UTE to improve its results of operations through the supply of hydro-generated electricity. This improvement in its results of operations permitted UTE to make additional contributions to the Energy Stabilization Fund. ANCAP, instead, ran a significant deficit in 2014 (US$323 million), primarily as a result of the appreciation of the U.S. dollar considering that ANCAP’s debt is mostly denominated in U.S. dollars. The stabilization of ANCAP’s financial condition and results of operations constitutes a priority for the Vazquez administration.

The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises
(in millions of US$)(1) (2)

	Total Assets	Total Liabilities	Net Profits	Percentage of State Ownership
ANCAP	2,606	2,173	(324)	100%
ANP	853	135	44	100%
AFE(3)	204	13	(25)	100%
ANTEL	2,078	229	176	100%
OSE	1,929	438	5	100%
UTE	6,010	1,391	303	100%

(1)	Preliminary data.

(2)	Data as of and for the year ended December 31, 2014. Converted into U.S. dollars at the rate of Ps. 24.333 per US$1.00, the market rate on December 31, 2014.

(3)	Data as of and for the year ended December 31, 2013

Source: Financial statements of each public enterprise.

Employment, Labor and Wages

Employment

The employment rate rose from 58.4% in 2010 to 60.4% in 2014. Unemployment declined from 7.2% in 2010 to 6.6% in 2014. The continued growth of the economic activity in Uruguay explains the decrease in the nationwide unemployment rate.

D-30

The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor

 (% by population)

	As of December 31,
	2010	2011	2012	2013	2014
Nationwide:
Participation rate(1) (2)	62.9%	64.8%	64.0%	63.6%	64.7%
Employment rate(3)	58.4	60.7	59.9	59.5	60.4
Unemployment rate(4)	7.2	6.3	6.5	6.5	6.6
Montevideo:
Participation rate(1) (2)	65.1	66.9	66.2	65.1	66.4
Employment rate(3)	60.4	62.6	61.6	60.9	62.0
Unemployment rate(4)	7.2	6.4	6.8	6.5	6.7

(1)	To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(2)	Labor force as a percentage of the total population above the minimum age requirement.

(3)	Employment as a percentage of the total population above the minimum age requirement.

(4)	Unemployed population as percentage of the labor force.

Sources: Instituto Nacional de Estadística (INE) and Banco Central.

The composition of employment by activities in Uruguay generally reflects the composition by activities of the GDP. Unionized labor in Uruguay is concentrated primarily in the public sector and the manufacturing, construction and financial services sectors of the economy.

The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force (1)
(% by sector)

	2010	2011	2012	2013	2014
Agriculture, livestock, fishing and mining	11.8%	10.0%	8.8%	9.6%	9.4%
Manufacturing, electricity, gas and water, and construction services	21.2	20.6	21.0	21.3	20.8
Services	67.0	69.3	70.3	69.1	69.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%

 ______________________

(1)	Data refers to total country population.

Source: Instituto Nacional de Estadística (INE).

Since Uruguay’s return to democratic rule, unions have declined in power and importance. Nonetheless, strikes and other actions by unions have occurred on occasion, normally in the form of general, one-day strikes. In cases of strikes which threaten to have a material adverse effect on private or public sector functions, the government can declare that the labor functions which are the subject of the strike provide “essential services” to the country, thereby making the strike illegal. In various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country. According to the “Indice de conflictividad laboral” (labor conflict index) published by Universidad Católica del Uruguay, conflicts increased during 2010 as compared to 2009, in anticipation of the negotiations of the collective bargaining agreements that preceded the presidential election. According to the same index, in 2011 and 2012, conflicts decreased with respect to previous years. In 2013, the index increased as a consequence of some general strikes and a rise in sectorial conflicts. In 2014, conflicts decreased compared to 2013, registering a single general strike in 2014 and reaching the lowest level in the last five years.

D-31

Wages

The following table sets forth information about wages for the periods indicated.

Average Real Wages
(annual average % change from previous year,
unless otherwise indicated)

	2010	2011	2012	2013	2014
Average real wages	3.3%	4.0%	4.2%	3.0%	3.4%
Public sector	2.8	2.6	3.4	2.1	2.2
Private sector	3.6	4.9	4.7	3.5	4.0

______________________

Source: Instituto Nacional de Estadística (INE).

Since 2005, increases in real wages have been discussed within the context of a collective bargaining mechanism involving the principal sectors of the economy, with government participation in the negotiations and frequently providing for backward-indexation of wages. During 2010, the average increase in public sector real wages was 2.8% and 3.6% in private sector real wages. Real wages increased 4.0% on average during 2011 due to an increase of 2.6% in public sector wages and 4.9% in private sector wages. In 2012, real wages increased by 4.2% on average, with an increase in public sector real wages of 3.4% and an increase in private sector real wages of 4.7%. In 2013, real wages increased by 3.0% on average, with an increase in public sector real wages of 2.1% and an increase in private sector real wages of 3.5%. In 2014, real wages increased by 3.4% on average, with an increase in public sector real wages of 2.2% and an increase in private sector real wages of 4.0%. Under the collective bargaining rules, each private sector of the economy negotiates wage increases twice a year while the public sector does it once a year.

Poverty and Income Distribution

Poverty levels in Uruguay have decreased sharply in recent years due to the economic recovery. According to the most recent estimates of the National Statistics Institute, the percentage of Uruguayan urban households with an income below the minimum amount needed to purchase essential food and non-food requirements was 6.4% in 2014, compared to 12.6% in 2010.

While Uruguay has disparities in the distribution of wealth and income, which decreased in recent years, such disparities are of a lesser magnitude than those of other Latin American nations such as Brazil, Colombia or Chile. As set forth in the table below, in 2014, 27.2% of the income in urban households in Uruguay was concentrated in the hands of the top 10.0% of the economically active population as compared to 43.8% of the income in urban households for Brazil, 41.4% for Chile and 40.4% for Colombia in 2013, which is the most recent year for which information was available.

The following table outlines the data on income distribution for the periods indicated.

Evolution of Income Distribution of Urban Households Population of Uruguay
(% of national income)

Income Group	2010	2011	2012	2013	2014
Lowest 40%	16.7%	17.4%	18.4%	18.3%	18.5%
Next 30%	24.9	25.8	27.0	26.3	26.3
Next 20%	27.9	28.0	28.6	28.0	28.0
Highest 10%	30.4	28.8	26.2	27.4	27.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%

 _______________________

Source: Instituto Nacional de Estadísticas.

The government has sought to address problems relating to poverty through health care accessibility and other measures. See “The Economy—The Economic Policies of the Vázquez Administration.” Uruguay has a public health system that gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

D-32

FOREIGN MERCHANDISE TRADE

Uruguay’s exports primarily comprise commodities (farm products and paper pulp).

In 2010, merchandise exports increased by 25.4% (measured in U.S. dollars) compared to 2009, as a result of the increase in exports of agricultural products, paper pulp, processed meat and dairy products. In 2011, merchandise exports increased by 15.3% (measured in U.S. dollars) compared to 2010, mainly due to an increase in exports of processed meats, dairy products and chemicals. In 2012, merchandise exports increased by 7.5% (measured in U.S. dollars) compared to 2011, mainly due to an increase in exports of agricultural products and processed meats. In 2013, merchandise exports increased by 4.1% (measured in U.S. dollars) compared to 2012, as a result of an increase in exports of agricultural products, dairy products and paper pulp. In 2014, merchandise exports increased by 1.7% (measured in U.S. dollars) compared to 2013, as a result of an increase in exports of processed meats and paper pulp.

In 2010, merchandise imports increased by 24.8% (measured in U.S. dollars) compared to 2009, as a result of a general increase in all imported items, mainly motor vehicles and consumption goods. In 2011, merchandise imports grew by 24.4% (measured in U.S. dollars) compared to 2010, driven by an increase across all imported items, which was particularly strong for intermediate and consumption goods. In 2012, merchandise imports increased by 8.6% (measured in U.S. dollars) compared to 2011, mainly due to an increase in imports of intermediate and consumer goods. In 2013, merchandise imports slightly decreased by 0.1% (measured in U.S. dollars) compared to 2012, as a result of a decrease in imports of intermediate goods. In 2014, merchandise imports decreased by 1.4% (measured in U.S. dollars) compared to 2013, as a result of a decrease in imports of intermediate goods, which more than offset increases in imports of capital goods and, to a lesser extent, consumer goods.

A significant portion of Uruguay’s merchandise trade has involved its neighbors and principal trading partners, Argentina and Brazil. With the initial consolidation of the Mercosur in the 1990s, Brazil and Argentina became Uruguay’s principal trading partners. By 1998, those two countries together accounted for more than 50% of Uruguay’s exports. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade resulting from imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports in markets outside Mercosur within the framework of regional as well as bilateral agreements. See “República Oriental del Uruguay—Foreign Policy and Membership in International and Regional Organizations.”

Mercosur member states remain the main destination of Uruguay’s exports and source of its imports. Exports to Argentina and Brazil accounted for 25.8% of total exports in 2010, 24.8% in 2011, 22.9% in 2012, 22.1% in 2013 and 20.2% in 2014. Even more significantly, Argentina and Brazil accounted for 35.3% of total imports in 2010, 38.1% in 2011, 32.9% in 2012, 30.0% in 2013 and 29.7% in 2014. In 2012, exports to Brazil included plastics, cereals, milk and dairy products, exports to Argentina were concentrated in motor vehicles and parts, machinery and electrical products, and Venezuela was the destination primarily of milk and dairy products. In 2013, exports to Brazil included plastics, milk and dairy products, cereals and motor vehicles, and exports to Argentina included motor vehicles, machinery, paper, medical equipment and plastics. The primary destination of milk and dairy products continued to be Venezuela, followed by Brazil and Russia. In 2014, exports to Brazil included plastics, motor vehicles, meat, cereals and milk and dairy products, and exports to Argentina included motor vehicles, electrical energy, parts of vehicles and machinery. Venezuela remained the primary destination of milk and dairy products, followed by Brazil, Russia and China.

The United States is another of Uruguay’s major trading partners. While Uruguay’s merchandise imports from the United States have fluctuated in recent years (as a percentage of total imports), the United States attracted an increasing percentage of Uruguay’s total merchandise exports after the 2002 crisis reaching a historical record of 21.1% of total exports in 2005. In 2010,the weight of exports to the United States accounted for 2.5% of total exports while imports accounted for 9.9% of total imports. In 2011, the weight of exports to the United States slightly increased to 2.7% of total exports whereas imports from the United States accounted for 10.3% of total imports. In 2012, the weight of exports to the United States increased once more to 3.4% of total exports, while imports from the United States decreased slightly to 8.9% of total imports. In 2013, the weight of exports to the United States increased again to 3.5% of total exports, whereas imports from the United States decreased to 8.7% of total imports. In 2014, the weight of exports to the United States continued to increase reaching 4.1% of total exports, while imports from the United States increased slightly to 9.4% of total imports.

D-33

Uruguay has diversified and increased substantially its merchandise exports over time. In 2010, merchandise exports increased by 25.4% compared to 2009, to US$7.7 billion, driven mainly by non-traditional exports. In 2011, merchandise exports totaled US$8.9 billion, representing a 15.3% increase compared to 2010, primarily due to the growth in non-traditional exports. In 2012, merchandise exports amounted to US$9.6 billion, representing a 7.5% increase compared to 2011, driven by a significant increase in non-traditional exports, which more than offset a decrease in traditional exports compared to 2011. In 2013, merchandise exports totaled US$10.0 billion, representing a 4.1% increase compared to 2012, due to an increase in non-traditional exports which, as in 2012, more than offset a decrease in traditional exports. In 2014, merchandise exports totaled US$10.2 billion, representing a 1.7% increase compared to 2013, mainly due to an increase in certain traditional exports (cattle, processed meats and paper pulp).

Merchandise exports have historically been concentrated on agriculturally based traditional and manufactured products, such as wool, meat, rice and textiles. Uruguay was first declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and allowed it to obtain higher prices for its beef. Uruguay’s traditional export markets include Brazil, Chile, Israel and the European Union. . Since 2008, paper pulp accounts for a significant portion of Uruguay’s exports, representing 8.0% of total exports in 2011. In 2010, exports of agricultural products, dairy products and processed meat increased by 43.7%, 40.5% and 14.7%, respectively, compared to 2009. Exports of wheat and rice in 2010 decreased by 15.2% compared to 2009. In 2011, exports of processed meat, dairy products and motor vehicles and parts increased by 19.0%, 32.9% and 61.2% respectively, compared to 2010, while exports of paper pulp decreased by 5.3% compared to 2010. In 2012 exports of agricultural products, dairy products and wheat and rice increased by 63.8%, 13.9% and 10.3%, respectively, compared to 2011, however, exports of motor vehicles and parts, paper pulp and textile decreased by 54.7%, 14.4% and 15.1%, respectively, each as compared to 2011. In 2013, exports of motor vehicles and parts, agricultural products and paper pulp increased by 109.2%, 18.3% and 17%, respectively, each as compared to 2012. Exports of oil and refined products, however, decreased 73.5%, compared to 2012. In 2014, exports of oil and refined products, paper pulp and leather goods increased by 153.4%, 23.7% and 17.9%, respectively, compared to 2013. However, exports of agricultural products and dairy products decreased by 11.3%, and 9.1%, respectively, each as compared to 2013.

Imports have increased over time and become more diverse due to a combination of factors, including increased production and economic activity and the reduction of tariff and non-tariff import barriers. In 2010, total imports increased by 24.8% compared to 2009, of which 23.5% represented consumer goods, 59.7% intermediate goods and 16.8% capital goods. In 2011, total imports increased by 24.4% compared to 2010, of which 23.4% represented consumer goods, 61.6% intermediate goods and 14.9% capital goods. In 2012, total imports increased by 8.6% compared to 2011, of which 22.8% represented consumer goods, 63.8% intermediate goods and 13.4% capital goods. In 2013, total imports decreased by 0.1% compared to 2012, of which 24.3% represented consumer goods, 59.1% intermediate goods and 16.6% capital goods. In 2014, total imports decreased by 1.4% compared to 2013, of which 25.5% represented consumer goods, 56.1% intermediate goods and 18.4% capital goods.

The following tables set forth information on exports and imports for the periods indicated.

D-34

Merchandise Trade
(in millions of US$ and % of total exports/imports)

	2010			2011			2012			2013(1)			2014(1)
EXPORTS (FOB)
Agricultural products	US$	1,188	15.4%	US$	1,236	13.9%	US$	2,026	21.1%	US$	2,395	24.0%	US$	2,124	20.9%
Processed meats		1,419	18.3		1,688	18.9		1,821	19.0		1,706	17.1		1,872	18.4
Dairy products		521	6.7		692	7.8		788	8.2		894	8.9		813	8.0
Wheat and rice mills		396	5.1		485	5.4		535	5.6		505	5.1		517	5.1
Other foodstuffs		572	7.4		651	7.3		624	6.5		621	6.2		692	6.8
Textiles		190	2.5		240	2.7		204	2.1		196	2.0		193	1.9
Leather goods		198	2.6		228	2.6		244	2.5		267	2.7		315	3.1
Paper pulp		754	9.7		714	8.0		611	6.4		715	7.2		885	8.7
Chemicals		414	5.3		512	5.7		558	5.8		549	5.5		531	5.2
Oil and refined products		127	1.6		56	0.6		89	0.9		24	0.2		60	0.6
Plastic products		164	2.1		204	2.3		210	2.2		196	2.0		194	1.9
Motor vehicles and parts		191	2.5		308	3.5		139	1.4		291	2.9		286	2.8
Other		1,606	20.7		1,911	21.4		1,745	18.2		1,631	16.3		1,679	16.5
Total exports	US$	7,740	100.0%	US$	8,925	100.0%	US$	9,594	100.0%	US$	9,990	100.0%	US$	10,161	100.0%
IMPORTS (CIF)
Consumer goods	US$	2,025	23.5%	US$	2,514	23.4%	US$	2,653	22.8%	US$	2,825	24.3%	US$	2,929	25.5%
Intermediate goods		5,148	59.7		6,612	61.6		7,438	63.8		6,833	59.1		6,440	56.1
Capital goods		1,449	16.8		1,600	14.9		1,560	13.4		1,933	16.6		2,115	18.4
Total imports	US$	8,622	100.0%	US$	10,726	100.0%	US$	11,651	100.0%	US$	11,641	100.0%	US$	11,484	100.0%
Merchandise trade balance	US$	(527)		US$	(1,431)		US$	(2,361)		US$	(1,352)		US$	(918)

______________________

(1) Preliminary data.
Source: Banco Central.

D-35

Geographical Distribution of Merchandise Trade
(in millions of US$ and % of total exports/imports)

	2010			2011			2012			2013(1)			2014(1)
EXPORTS (FOB)

Americas:
Argentina	US$	575	7.4%	US$	588	6.6%	US$	504	5.3%	US$	493	4.9%	US$	440	4.3%
Brazil		1,419	18.3		1,625	18.2		1,688	17.6		1,710	17.1		1,611	15.9
United States		195	2.5		244	2.7		324	3.4		352	3.5		418	4.1
Other		930	12.0		1,161	13.0		1,301	13.6		1,205	12.0		1,316	13.0
Total Americas		3,119	40.3		3,618	40.5		3,817	39.9		3,760	37.6		3,785	37.3

Europe:
European Union:
France		31	0.4		41	0.5		33	0.3		33	0.3		38	0.4
Germany		238	3.1		302	3.4		256	2.7		312	3.1		295	2.9
Italy		144	1.9		158	1.8		130	1.4		145	1.5		131	1.3
United Kingdom		109	1.4		122	1.4		118	1.2		86	0.9		87	0.9
Other EU		471	6.1		560	6.3		396	4.1		461	4.6		424	4.2
Total EU		992	12.8		1,184	13.3		933	9.7		1,037	10.4		975	9.6
EFTA(2) and other		616	8.0		711	8.0		686	7.2		506	5.1		471	4.6
Total Europe		1,608	20.8		1,895	21.2		1,619	16.9		1,543	15.4		1,446	14.2

Africa		216	2.8		288	3.2		334	3.5		290	2.9		218	2.1
Asia		603	7.8		821	9.2		1,138	11.9		1,584	15.9		1,551	15.3
Middle East		234	3.0		304	3.4		380	4.0		425	4.3		524	5.2
Free Trade Zone(3)		1,015	13.1		1,012	11.3		885	9.2		923	9.2		997	9.8
Other		945	12.2		986	11.0		1,421	14.8		1,464	14.7		1,638	16.1
Total	US$	7,741	100.0%	US$	8,924	100.0%	US$	9,594	100.0%	US$	9,989	100.0%	US$	10,159	100.0%

IMPORTS (CIF)

Americas:
Argentina	US$	1,469	17.0%	US$	2,004	18.7%	US$	1,741	14.9%	US$	1,656	14.2%	US$	1,458	12.7%
Brazil		1,578	18.3		2,082	19.4		2,097	18.0		1,836	15.8		1,948	17.0
United States		855	9.9		1,101	10.3		1,041	8.9		1,010	8.7		1,083	9.4
Other		1,241	14.4		1,088	10.1		1,523	13.1		1,232	10.6		1,237	10.8
Total Americas		5,143	59.6		6,275	58.5		6,402	54.9		5,734	49.2		5,726	49.9

Europe:
European Union:
France		137	1.6		187	1.7		189	1.6		241	2.1		196	1.7
Germany		198	2.3		258	2.4		248	2.1		294	2.5		468	4.1
Italy		161	1.9		148	1.4		153	1.3		193	1.7		181	1.6
United Kingdom		72	0.8		125	1.2		98	0.8		164	1.4		86	0.7
Other EU		409	4.7		663	6.2		555	4.8		618	5.3		693	6.0
Total EU		976	11.3		1,381	12.9		1,242	10.7		1,510	13.0		1,623	14.1
EFTA(2) and other		352	4.1		228	2.1		895	7.7		314	2.7		233	2.0
Total Europe		1,328	15.4		1,609	15.0		2,137	18.3		1,824	15.7		1,856	16.2
Africa		408	4.7		541	5.0		399	3.4		951	8.2		765	6.7
Asia.		1,652	19.2		2,196	20.5		2,467	21.2		2,853	24.5		2,969	25.9
Middle East		63	0.7		69	0.6		100	0.9		217	1.9		118	1.0
Other		28	0.3		37	0.3		147	1.3		65	0.6		50	0.4
Total	US$	8,622	100.0%	US$	10,727	100.0%	US$	11,652	100.0%	US$	11,644	100.0%	US$	11,484	100.0%

 ______________________

(1)	Preliminary data.

(2)	European Free Trade Association.

(3)	Reflects exports from Uruguay to the free trade zones within its territory, for further export, typically as part of a manufactured good comprising inputs produced in third countries, to destinations of which Uruguay does not maintain statistics.

Source: Banco Central.

D-36

FOREIGN TRADE ON SERVICES

Uruguay’s services trade has traditionally been heavily concentrated on Argentina and Brazil and has been driven principally by tourism, transportation and financial services and, since 2007, transactions made from free economic zones.

In 2010 and 2011, gross tourism receipts and the number of tourist arrivals increased by 14.3% and 46.0% and by 14.7% and 23.0%, respectively. In 2012, both gross tourism receipts and the number of tourist arrivals decreased by 5.8% and 3.9%, respectively. In 2013, gross tourism receipts decreased by 7.5% and the number of tourist arrivals decreased by 1.1% compared to 2012, mainly as a result of a 6.5% reduction in tourists arriving from Argentina due to deteriorating economic conditions, limited access to foreign currency in Argentina, as well as higher taxes on the usage of Argentine credit cards outside of Argentina. Uruguayan authorities have implemented measures to support tourism, including VAT refunds on services provided to non-residents paid by credit or debit cards issued abroad.

In 2014, gross tourism receipts decreased by 8.4% and the number of tourist arrivals decreased by 0.2%, primarily due to a 10.2% reduction in tourists arriving from Argentina. However, the increase of tourists arriving from Brazil (17.5%) and Europe (8.5%) partially offset the decline in tourism originated in Argentina.

Revenues from Tourism

	Number of Tourist Arrivals (in thousands)	Gross Tourism Receipts (in millions of US$)
2010	2,408	1,509
2011	2,960	2,203
2012	2,846	2,076
2013	2,815	1,922
2014	2,810	1,760

_________________________

Source: Banco Central.

The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals
(% by country)

	2010	2011	2012	2013	2014
Argentina	52.4%	58.2%	62.0%	58.5%	52.7%
Brazil	15.7	14.4	13.9	14.0	16.4
Other	32.0	27.4	24.1	27.5	30.9
Total	100.0%	100.0%	100.0%	100.0%	100.0%

 Sources: Banco Central and the Ministry of Tourism.

Until the 2002 banking crisis, financial and insurance services, primarily banking and corporate services, contributed to the growth in services exports. Deposits by non-residents with the financial sector totaled approximately US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held with BGU, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had their operations suspended and have since been liquidated or, in the case of BGU, closed. Following the banking crisis in 2002, deposits by non-residents began to recover, reaching US$4.2 billion as of December 31, 2014, representing 15.1% of total foreign currency deposits held by the non-financial private sector with the Uruguayan banking system (excluding deposits held with banks in liquidation).

D-37

In 2012, as part of Uruguay’s efforts to enhance tax transparency, Congress enacted a law to improve access to information regarding share ownership of Uruguayan companies. This law creates a registry to be held with Banco Central where every holder of bearer shares of a Uruguayan company will have to be registered. In addition, in 2012 the tax authorities of Uruguay and Argentina entered into a cooperation agreement to facilitate sharing of tax information. This agreement was ratified by Congress in January 2013. Similar agreements were concluded with Island, Denmark, Norway and Canada (in 2012, 2013 and 2014 respectively).

D-38

BALANCE OF PAYMENTS

In 2014, Uruguay’s balance of payments registered a surplus of US$1.4 billion compared to a surplus of US$2.9 billion in 2013, a surplus of US$3.3 billion in 2012, a surplus of US$2.6 billion in 2011, and a deficit of US$360.8 million in 2010. Banco Central’s international reserve assets stood at US$17.5 billion at December 31, 2014, US$16.3 billion at December 31, 2013, US$13.6 billion at December 31, 2012, compared to US$10.3 billion at December 31, 2011 and US$7.7 billion at December 31, 2010.

Balance of Payments(1)
(in millions of US$)

	2010(2)		2011(2)		2012(2)		2013(2)		2014(2)

Current Account
Merchandise trade balance	US$	(527.0)	US$	(1,430.5)	US$	(2,361.3)	US$	(1,351.9)	US$	(918.1)
Exports		8,030.7		9,273.7		9,915.8		10,256.4		10,379.5
Imports		(8,557.7)		(10,704.3)		(12,277.1)		(11,608.3)		(11,297.6)
Services, net		1,157.2		1,519.3		1,074.1		(141.4)		1.2
Interests and dividends		(1,501.1)		(1,618.3)		(1,519.1)		(1,842.0)		(1,835.9)
Current transfers(3)		140.0		155.6		115.5		128.5		129.4
Total current account	US$	(730.8)	US$	(1,373.9)	US$	(2,690.8)	US$	(2,923.9)	US$	(2,623.3)

Capital and Financial Account
Capital transfers	US$	—	US$	—	US$	40.0	US$	201.2	US$	—
Direct Investment		2,348.8		2,510.9		2,539.0		3,026.9		2,741.1
Portfolio Investment(4)		(682.6)		1,975.8		1,643.2		2,770.1		1,161.4
Other medium and long term capital		(529.6)		(6.4)		52.8		(348.7)		142.2
Other short term capital		(79.8)		(290.1)		2,011.2		(1,043.9)		(213.0)
Total capital and financial account, net	US$	1,056.8	US$	4,190.2	US$	6,286.1	US$	4,605.6	US$	3,831.7

Errors and Omissions(5)	US$	(686.8)	US$	(251.9)	US$	(308.3)	US$	1,263.0	US$	151.6
Total balance of payments	US$	(360.8)	US$	2,564.4	US$	3,287.0	US$	2,944.6	US$	1,360.0

Change in Banco Central reserve assets(6)	US$	360.8	US$	(2,564.4)	US$	(3,287.0)	US$	(2,944.6)	US$	(1,360.0)

Gold(7)		(0.0)		0.0		(0.4)		(0.0)		(0.0)
SDRs		(0.1)		0.1		(0.2)		0.1		0.0
IMF Position		95.0		50.4		8.9		15.1		4.9
Foreign Exchange		(1,370.2)		1,122.5		524.7		191.3		(196.4)
Other holdings		914.4		1,391.4		2,753.9		2,716.6		1,551.4
Total assets	US$	(360.8)	US$	2,564.4	US$	3,287.0	US$	2,923.0	US$	1,360.0

 _____________________________

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).

(2)	Preliminary data.

(3)	Current transfers consist of transactions without a quid pro quo, including gifts.

(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.

(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.

(6)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.

(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.

Source: Banco Central.

Current Account

Uruguay’s current account consists of the merchandise trade balance, foreign trade on services net, interest and dividend payments, and current transfers.

In 2010, the current account recorded a deficit of US$730.8 million. This deficit was attributable to an increase in interest and dividend payments, primarily due to increased remittance of corporate profits to foreign shareholders of direct investments made in prior years.

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In 2011, the current account recorded a deficit of US$1.4 billion. The increase in the current account deficit was mainly attributable to an increase in the merchandise trade deficit while interest and dividend payments and current transfers did not record significant changes. The increased deficit in merchandise trade was partially offset by an increase in the inflows from foreign trade on services, net.

In 2012, the current account recorded a deficit of US$2.7 billion. The increase in the deficit compared to the previous year was mainly attributable to an increase in the merchandise trade deficit and a decrease in the surplus in foreign trade on services, net.

In 2013, the current account recorded a deficit of US$2.9 billion. The increase in the deficit compared to the previous year was mainly attributable to an increase in interest paid by the public sector on outstanding debt and increased remittance of corporate profits by the private sector. To a lesser extent, a growing imbalance in trade services, particularly in the category of travel and other services, contributed to increase the deficit. In contrast, the merchandise trade balance improved in 2013, decreasing its deficit by US$1.0 billion compared to 2012.

In 2014, the current account recorded a deficit of US$2.6 billion. The US$301 million decrease in the current account deficit compared to 2013 was mainly attributable to an improvement in the merchandise trade balance, while investment income and transfers remained stable.

Capital and Financial Account

Uruguay’s capital and financial account includes capital transfers, direct investments, portfolio investments, other medium- and long-term capital and other short term capital.

In 2010, Uruguay’s capital and financial account recorded a surplus of US$1.1 billion. mainly resulting from an increase in foreign direct investment, which offset the decrease in portfolio investments and in other medium and long-term capital.

In 2011, Uruguay’s capital and financial account recorded a surplus of US$4.2 billion mainly as a result of inflows generated by foreign direct investment, which reached US$2.5 billion and a surge of portfolio investment reflecting improved conditions in the risk perception of Uruguay’s sovereign debt in the international capital markets.

Similarly, in 2012, Uruguay’s capital and financial account recorded a surplus of US$6.3 billion mainly as a result of inflows generated by foreign direct investment, which reached US$2.5 billion, and portfolio investment, which reached US$1.6 billion.

In 2013, Uruguay’s capital and financial account recorded a surplus of US$4.6 billion mainly as a result of increased foreign direct investment, which reached US$3.0 billion, and an increase in non-resident holdings of local bonds issued by Banco Central and the central government. The increase in foreign direct investment included investments made in connection with the “Montes del Plata” pulp mill construction in Colonia and hydrocarbon exploration activities.

In 2014, Uruguay’s capital and financial account recorded a surplus of US$3.8 billion, comprised of US$2.7 billion of foreign direct investment and US$1.2 billion of portfolio investment.

In August 2012, Banco Central set forth certain requirements for the purchase by non-residents of Central Bank bonds issued in pesos or UIs. Non-residents, through local financial institutions, must deposit with Banco Central a percentage of the investment made in Banco Central’s debt. This deposit cannot be withdrawn until the security is transferred to a Uruguayan resident or a foreign investor that has previously satisfied the prior-deposit requirements or redeemed by Banco Central. The minimum percentage that investors are required to deposit with one or more local financial institutions was originally set at 40%. In June 2013 this percentage was raised to 50%.

In June 2013, Uruguay implemented similar requirements for the purchase by non-residents of local treasury bills and bonds issued in pesos or UIs. The minimum percentage that non-residents must deposit with one or more local financial institutions is 50% of the investment made in these bills and bonds.

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In September 2014, the Macroeconomic Coordination Committee, which is comprised of representatives of the Ministry of Economy and Finance and Banco Central, removed the reserve requirements for non-residents’ holdings of central government local currency-denominated securities and reduced the level of mandatory deposit requirements for investments in Banco Central’s short-term debt from 50% to 30%. As of May 1, 2015, Banco Central removed all remaining reserve requirements on non-residents’ holdings of its securities.

International Reserves

As of December 31, 2014, the international reserve assets of Banco Central stood at US$17.5 billion, compared to US$16.3 billion at December 31, 2013. The following table shows the composition of the international reserve assets of Banco Central, and the banking system at each of the dates indicated.

International Reserve Assets of the Banking System(1)
(in millions of US$)

	As of December 31,
	2010			2011			2012			2013			2014

Banco Central	US$	7,656	(2)	US$	10,302	(3)	US$	13,604	(4)	US$	16,290	(5)	US$	17,555	(6)
Of which gold represents		12			12			13			10			10
Public Banks		2,133			1,491			1,766			1,913			2,196
Private Banks		5,302			4,126			3,784			3,547			3,599
International reserve assets	US$	15,091		US$	15,919		US$	19,154		US$	21,750		US$	23,350

 ________________________________

(1)	All figures are at market value as of the date indicated.

(2)	This amount includes US$1,590 million of reserves and voluntary deposits of the Uruguayan banking system, including US$792 million of Banco de la República and other public sector financial institutions, with Banco Central.

(3)	This amount includes US$2,350 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,108 million of Banco de la República and other public sector financial institutions, with Banco Central.

(4)	This amount includes US$3,969 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,642 million of Banco de la República and other public sector financial institutions, with Banco Central.

(5)	This amount includes US$5,299 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,184 million of public sector financial institutions, with Banco Central.

(6)	This amount includes US$6,768 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,771 million of public sector financial institutions, with Banco Central.

Source: Banco Central.

As of July 31, 2015, Banco Central’s international reserve assets totaled US$18 billion (of which gold represented US$10 million), including US$6,360 million in reserves and voluntary deposits of the Uruguayan banking system, of which US$2,448 million were claims of Banco de la República and other public sector financial institutions.

The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors, including interest rates, affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central, cause Banco Central’s international reserve assets to fluctuate from time to time.

Foreign Investment

Uruguay has a legislative framework that provides for the equal treatment of foreign and local investors and access by foreigners to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

D-41

In each of 2010, 2011, 2012, 2013 and 2014, estimated foreign direct investment accounted for US$2.3 billion, US$2.5 billion, US$2.5 billion, US$3.0 billion and US$2.7 billion, respectively, of Uruguay’s balance of payments.

Foreign investment in Uruguay has been traditionally directed towards the industrial, construction and tourism related sectors and land. Since 2004, however, European pulp manufacturers have invested in the pulp industry in Uruguay approximately US$3.1 billion.

D-42

MONETARY POLICY AND INFLATION

Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks. Banco Central has the principal responsibility for the implementation of monetary policy, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

Banco Central’s charter was most recently amended in 2010. Under the current charter, the Board of Directors of Banco Central is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors, subject to ratification by the Congress.

Banco Central’s charter defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Under its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities having an aggregate principal amount of up to 10.0% of the central government’s previous year’s expenditures net of interest payments on public debt. However, Banco Central can serve as a financial agent of the government under article 49 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

Law No. 18,401 created the Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central, removing Banco Central’s responsibility for the administration of the mandatory deposit insurance program introduced in 2002. Law No. 18,401 placed under a single agency, the Superintendencia de Servicios Financieros, the supervision and regulation of the banking sector, and under the Superintendencia de Seguros, Fondos de Pensión y Mercado de Valores, the regulation of insurance companies, the stock market and pension funds.

Monetary Policy

Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a present monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. This “crawling peg” system succeeded in reducing inflation from a rate of 129.0% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s 1999 devaluation and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. As of December 2002, the nominal exchange rate had risen 94.0% in comparison to December 2001. The year-to-year inflation rate for the same period was 25.9%.

Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase one year ahead consistent with the inflation objective set for the period. In 2003, the program was designed to generate an inflation rate between 17.0% and 23.0% and the policy was successful in the sense that the target on monetary base was achieved and inflation rate was lower than projected (10.2%). In the first quarter of 2004 a target range for the monetary base was introduced, which implied more flexibility in the intermediate target and more commitment with inflation itself. Since then, the inflation objective was set to a range with floors and ceilings that declined from quarter to quarter, from 9.0-14.0% in the third quarter of 2004 to 4.5-6.5% by the end of 2006.

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In September 2007, Banco Central began defining monetary policy by reference to short term interest rates as the new intermediate target. As a consequence, Banco Central introduced a short-term interest rate that was initially set at 5.0% and established the average money market rate as the instrument to monitor its new inflation target. The interest rate band was set at 4.0-6.0%.

In January 2008, the monetary policy rate was kept constant at 7.25%, but the tolerance of the inflation target range was changed to 3.0-7.0% in recognition of the difficulties to keep a close track of this target in a context of high volatility in commodity and asset prices. On October 3, 2008, Banco Central raised the monetary policy rate to 7.75%, taking into account the strong domestic demand compared to aggregate supply in a context of international uncertainty.

In light of the deepening international financial markets crisis, Banco Central decided, in the last quarter of 2008, to allow a broader fluctuation of the average money market rate. It also established a program to repurchase Peso-denominated Monetary Regulation Bills, giving holders the option to elect the currency of redemption, to reduce volatility in the foreign exchange market. As financial markets recovered stability, Banco Central once again focused on the monetary policy rate as an operational target and raised the rate to 10.0% in January 2009, given the persistent inflationary pressures. In March 2009, the global economic recession scenario, along with the decrease of inflationary expectations in the middle term, contributed to the decision to lower the monetary policy rate to 9.0%. In June 2009, the authorities decided to lower the monetary policy rate further to 8.0% considering inflation performance and as aggregate demand pressures diminished. Although inflationary pressures emerged in the second half of 2009, the monetary policy rate remained unchanged until December 2009. At that time, Banco Central decided to lower the rate to 6.25%, taking into account the decrease of uncertainty in the international context and a favorable assessment of domestic risks. Additionally, in December 2009, it narrowed the inflation target range from 3.0-7.0% to 4.0-6.0%. In September 2010, Banco Central raised the monetary policy rate to 6.50% to mitigate increasing inflationary pressures. In March 2011, Banco Central once again increased the monetary policy rate to 7.50% in response to prevailing inflation expectations for the subsequent 18 months, attributed primarily to inflationary pressures generated by the international markets and a growing domestic demand. In June 2011, Banco Central increased the monetary policy rate from 7.5% to 8.0% in response to prevailing inflation expectations. In December 2011, Banco Central again increased the monetary policy rate to 8.75%. In March 2012, Banco Central decided to maintain the monetary policy rate at 8.75%. In October and December 2012, Banco Central increased the monetary policy rate to 9.0% and 9.25%, respectively, responding to increasing inflation expectations. On June 28, 2013, Banco Central discontinued the use of a monetary policy rate determined by reference to a short term interest rate as its principal monetary policy tool and reverted to using the monetary base by managing monetary aggregates, focusing on variables such as the amount of money in circulation and bank deposits levels to define monetary levels. Banco Central’s use of short term interest rates as its main monetary policy tool in an international environment characterized by depressed interest rates was considered ineffective to control inflation. Capital inflows resulted in an appreciation of the Uruguayan peso. Banco Central currently manages monetary aggregates (MI) to control inflation. Banco Central also broadened the inflation target range from 4.0-6.0% to 3.0-7.0% starting in July 2014, and announced that it expects to maintain this range for 24 months.

To regulate liquidity in the market, Banco Central conducts periodic auctions of Banco Central notes denominated in domestic currency. The ability of Banco Central to implement an effective monetary policy is curtailed by the high degree of dollarization of the Uruguayan economy. While during the past nine years (with the exception of 2008), foreign currency deposits held with the banking system as a percentage of total deposits declined, as of December 31, 2014, 77% of all deposits held with the banking system continued to be denominated in foreign currencies (primarily U.S. dollars).

Liquidity and Credit Aggregates

The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) as of the dates indicated.

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Monetary Base
(in millions of US$(1))

	As of December 31,										As of April 30,
	2010		2011		2012		2013		2014		2015
Currency, including cash in vaults at banks	US$	1,899	US$	2,271	US$	2,726	US$	2,783	US$	2,594	US$	2,169
Other		613		705		995		1,179		937		758
Monetary base	US$	2,512	US$	2,976	US$	3,721	US$	3,962	US$	3,531	US$	2,927

_______________________

(1) Exchange rate at the end of the period.

Source: Banco Central.

The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators
(percentage change based on peso-denominated data)

	2010	2011	2012	2013	2014	For the twelve months ended April 30, 2015(1)
M1 (% change)(2)	30.0%	20.8%	11.2%	15.0%	3.7%	6.3%
M2 (% change)(3)	30.4	22.1	10.5	13.9	6.7	6.9
Credit from the financial system (% change)	22.5	14.2	18.3	19.8	14.7	13.9
Average annual peso deposit rate (period end)	4.8	5.5	5.2	5.1	8.5	5.2

Monetary policy rate (TPM)(4)	6.50	8.75	9.00	—	—	—
Average money market rate (TMM) (period end)(4)	6.50	8.75	9.00	—	—	—

 __________________________

(1)  Preliminary data.

(2)  Currency in circulation plus peso-denominated demand deposits.

(3)  M1 plus peso-denominated savings deposits.

(4)  On June 28, 2013, Banco Central discontinued the use of a monetary policy rate (TPM) and discontinued the publication of the money market rate (TMM).

Source: Banco Central.

Liquidity and Credit Aggregates
(in millions of US$(1))

	2010		2011		2012		2013(2)		2014(2)
Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$	1,469	US$	1,761	US$	2,035	US$	2,107	US$	1,975
M1(3)		5,174		6,310		7,197		7,504		6,841
M2(4)		6,340		7,820		8,866		9,160		8,591
M3(5)		16,992		20,252		22,700		24,737		25,905
Credit aggregates (at period end):
Private sector credit		8,781		10,574		12,459		14,103		14,658
Public sector credit		624		1,332		1,204		1,021		1,383
Total domestic credit	US$	9,405	US$	11,906	US$	13,663	US$	15,124	US$	16,041
Deposits:
Uruguayan Peso deposits	US$	4,871	US$	6,059	US$	6,830	US$	7,053	US$	6,616
Foreign currency deposits		14,582		15,718		17,576		19,568		21,571
Total deposits	US$	19,453	US$	21,777	US$	24,406	US$	26,621	US$	28,187

Deposits of non-residents	US$	3,930	US$	3,286	US$	3,742	US$	3,992	US$	4,257

 ______________________

(1)	Exchange rate at the end of the period.

(2)	Preliminary data.

(3)	Currency in circulation plus peso-denominated demand deposits.

(4)	M1 plus peso-denominated savings deposits.

(5)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.

Source: Banco Central.

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Inflation

The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices

2010	6.9	8.4
2011	8.6	11.1
2012	7.5	5.9
2013	8.5	6.3
2014	8.3	10.6
For the 12 months ended July 31, 2015	9.0	7.0

_______________________

Source: National Institute of Statistics.

In 2009, inflation (as measured by consumer prices) declined compared to the previous year, mainly influenced by lower government regulated prices. These fiscal measures assisted in keeping inflation in line with the expectations that supported the monetary policy measures adopted by Banco Central in January 2009. The global economic downturn in 2009 further contributed to reducing inflationary pressure. The inflation rate for 2009 ended at 5.9%. In 2010, the inflation rate increased to 6.9%, reflecting the inflationary effects of the recovery in prices of oil and agricultural products. This situation was offset in part by the appreciation of the peso against the U.S. dollar. In 2011, the inflation rate exceeded the target range and reached 8.6%, prompting Banco Central to increase the monetary policy rate to 8.75%. In 2012, the inflation rate exceeded the target range set by Banco Central and reached 7.5%. Banco Central increased the monetary policy rate to 9.25% in December 2012. The inflation rate in 2013 reached 8.5%, and the monetary policy rate remained at 9.25% until Banco Central discontinued its use on June 28, 2013 as a means of controlling inflationary pressures (see “Monetary Policy and Inflation—Monetary Policy.”). The inflation rate reached 8.3% in 2014 and 9.0% for the twelve-month period ending July 2015. Banco Central monitors developments in monetary demand with a view to avoiding further increases in inflation rates and medium term expectations. In March 2014, the government sought to prevent further price increases on basic goods and reached an agreement with supermarkets and main stores to maintain prices for a basket of basic products at January 2014 levels until June 2014. A similar agreement has been entered into in August 2015 for a 60-day period. In addition, the government decided to exempt from VAT fruit and vegetable sales (which were the most volatile goods during the last, exceptionally rainy, summer) as well as fixed-charge public utility services such as electricity, water and communications. The government continuously monitors the impact on inflation of fiscal policy measures and developments in the labor market with a view to reducing inflation inertia.

The weighted average annual interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system was 0.6%, 0.5% and 0.4% in December 2009, December 2010 and December 2011, respectively. This rate was 0.4% in December 2012, 0.3% in December 2013, 0.3% in December 2014 and remained at 0.3% in June 2015. The weighted average annual interest rate for 91 to 180 day term deposits in pesos in the banking system was 5.2% in December 2009. This rate stood at 5.2% in December 2010, 4.7% in December 2011, 4.8% in December 2012, 5.2% in December 2013, 8.5% in December 2014 and declined to 5.2% in April 2015.

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The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. At December 31, 2009, the ratio of non-performing loans (“NPLs”) to total loans was 1.2%, while the provision for NPLs ratio (provision for NPLs in relation to total gross loans) stood at 6.4%. As of December 31, 2010, the ratio of NPLs to total loans decreased to 1.0% while the provision for NPLs ratio decreased to 6.2%. As of December 31, 2011 the ratio of NPLs to total loans was 1.3% excluding Banco Hipotecario and 2.7% including Banco Hipotecario. As of December 31, 2011 the provision for NPLs ratio stood at 6.0% excluding Banco Hipotecario and 7.2% (including Banco Hipotecario). As of December 31, 2012, the ratio of NPLs to total loans was 2.3% while the provision for NPLs ratio stood at 6.2% (both including Banco Hipotecario). As of December 31, 2013, the ratio of NPLs to total loans was 1.8% while the provision for NPLs ratio stood at 4.7% (both including Banco Hipotecario). As of December 31, 2014, the ratio of NPLs to total loans was 1.7% while the provision for NPLs ratio stood at 5.1% (both including Banco Hipotecario).

For a discussion of Uruguay’s current monetary policy, see “—Monetary Policy.”

Foreign Exchange

Between 1990 and June 2002, the Uruguayan peso gradually lost value relative to other currencies. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0% and increased to 6.0% in June 2001) and the bounds of the band were adjusted upward by 0.6% (1.2% after June 2001) each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000.

In January 2002, Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%, responding to Argentina’s economic crisis and its impact on the region as a whole. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps. 32.325 per US$1.00. Starting in 2003, the peso strengthened versus the U.S. dollar. In 2008, the appreciation of the peso was interrupted by the financial crisis, but once the uncertainty decreased, the peso began to appreciate versus the U.S. dollar. This trend continued until the third quarter of 2011. Thereafter, the peso depreciated against the U.S. dollar in line with the fluctuation recorded in other Latin American currencies. Throughout 2012 and until May 31, 2013, the peso appreciated against the U.S. dollar. However, beginning in June, 2013 the peso has depreciated against the U.S. dollar. As of December 31, 2014, the exchange rate stood at Ps. 24.333 per US$1.00, compared to Ps. 20.268 per U.S. dollar on June 1, 2013. Between January 1, 2015 and July 31, the peso continued to depreciate against the U.S. dollar by 17%. As of July 31 2015, the exchange rate stood at Ps.28.478 per US$1.00.

Since the mid-1970’s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period- End
2010	21.329	19.042	20.072	20.094
2011	20.426	18.300	19.300	19.898
2012	22.099	19.111	20.321	19.399
2013	22.646	18.858	20.496	21.389
2014	24.742	21.268	23.225	24.333
For the 12 months ended July 31, 2015	28.507	23.271	25.174	28.478

____________________

(1) Daily interbank end-of-day bid rates.

Source: Banco Central.

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THE BANKING SECTOR

Prudential Regulation, Supervision and Financial System

Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter as most recently amended, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Servicios Financieros or Financial Services Superintendency. Although the Superintendency has technical and operational autonomy, Banco Central retains certain powers in relation to receivership of impaired institutions and revocation of banking licenses. Following international best practices, supervision of financial institutions by Banco Central is based both on the level of risk that each bank adopts and the management of those risks evidenced by each institution. To improve the supervision of local financial institutions that are affiliated with Spanish financial groups, the Superintendency entered into a Memorandum of Understanding with the supervisory authorities of Spain, Banco de España, that allows both agencies to share relevant information.

The Financial Services Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions are required to classify loans made to non-financial borrowers in accordance with the following criteria that, in addition to the performance of payment obligations, factor in the borrower’s projected ability to remain current:

Category 1A:	Loans secured with liquid collateral. This category includes loans secured by highly liquid collateral which banks can have access to through the exercise of set-off rights. No provisions are required for this category.

Category 1B:	Financial sector borrowers including non-resident banks and other financial institutions, whose payments are not past due and have an international credit score rated between BBB- and BBB.

Category 1C:	Borrowers with strong ability to repay their obligations. Payment obligations may not be past due by more than 10 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations even under extremely adverse scenarios. Provisions of 0.5% are required for this category.

Category 2A:	Borrowers with adequate ability to repay their obligations. Payment obligations may not be past due by more than 30 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under adverse circumstances. Provisions of 1.5% are required for this category.

Category 2B:	Borrowers with potential financial difficulties. Payment obligations may not be past due by more than 60 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under somewhat adverse circumstances. Provisions of 3.0% are required for this category.

Category 3:	Borrowers with an impaired ability to repay their obligations. Payment obligations may not be past due by more than 120 days. In addition, based on the bank’s assessment, the borrower would have difficulty in repaying its obligations on the original terms under moderately adverse circumstances. Provisions of 17.0% are required for this category.

Category 4:	Borrowers with a substantially impaired ability to repay their obligations. Payment obligations may not be past due by more than 180 days. In addition, based on the bank’s assessment, the borrower would have a high probability of defaulting on its future obligations. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category have payment obligations past due by more than 180 days and based on the bank’s assessment are unable to repay the loan. Provisions of 100.0% are required.

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Home loans and consumer loans must also be classified and reserved in accordance with the prior classification taking their specific characteristics into consideration.

Banco Central substantially adheres to the requirements of the Basel Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 8.0% in the case of banks, financial cooperatives, financial houses and off-shore banks, and 12.0% in case of financial cooperatives holding a limited license. Minimum capital requirements must cover credit, market and operational risk requirements under Basel II recommendations. In addition, Banco Central requires banks to maintain minimum capital requirement for systemic risk of up to 2% of the bank’s risk-weighted assets. Banco Central has maintained a maximum leverage ratio of 25 times capital and has defined a roadmap for the implementation of Basel III, which is currently scheduled to be fully implemented by 2018.

In order to mitigate the exposure of Uruguayan banks to the foreign exchange risk created by the denomination of a significant portion of their loan portfolio in U.S. dollars—impact on the creditworthiness of borrowers that could arise from volatility in foreign exchange rates—loans denominated in foreign currency are given a weight of 125% instead of the normal 100% applied to loans denominated in pesos and significant shifts in the dollar/peso exchange rate must be taken into consideration by the banks in assessing the borrowers’ ability to repay their obligations (and classifying the foreign currency-denominated loans in accordance with the categories described above).

Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) in UIs, of UIs.130 million. The minimum capital required for financial houses and cooperatives with limited licenses is UIs 65 million, and for off-shore banks is US$4.5 million. At December 31, 2014, one UI was equal to Ps. 2.9632.

As of December 31, 2014, financial institutions had on average a total capital to risk-weighted assets ratio above the ratio required by Banco Central.

In early 2003, the government began the restructuring of Banco Hipotecario’s operations and modification of its sources of funding. Banco Hipotecario ceased taking deposits other than pre-saving deposits denominated in local currency with respect to amounts intended to be applied together with the proceeds of a mortgage loan to purchase or build a property. In addition, Banco Hipotecario’s lending capacity was suspended by Banco Central while the restructuring process was underway and has recently been reestablished with respect to loans denominated in local currency only. The restructuring of Banco Hipotecario’s operations entailed a significant reduction of its payroll and branches throughout the country. To improve its capital structure, the government acquired from Banco Hipotecario several portfolios of non-performing and low quality loans and, in consideration of such assets, assumed certain liabilities incurred by Banco Hipotecario with Banco de la República in connection with the transfer of U.S. dollar-denominated deposits in 2003. Additional transfers of assets to the government and further assumption of Banco Hipotecario liabilities by the government were completed in 2010. As of December 31, 2014, Banco Hipotecario had US$1.7 billion of assets and US$745 million of capital. As of December 31, 2014, Banco Hipotecario remained in full compliance with current minimum capital adequacy ratios requirements.

The Uruguayan Banking System

Commercial banks in Uruguay typically provide full-service banking. Of the ten private banks operating in Uruguay as of December 31, 2014, eight were Uruguayan corporations majority owned by foreign banks and two were branches of foreign banks. In accordance with current legislation, the Republic guarantees the deposits of Banco de la República, Banco Hipotecario and of Banco Central, and the performance and payment obligations of Banco de Seguros del Estado. The operations of Banco Hipotecario are limited to taking local currency denominated deposits and making local currency denominated mortgage loans.

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Nuevo Banco Comercial, which was created by the government with the purpose of acquiring the recoverable assets of three banks that were liquidated in December 2002, is subject to the laws and regulations applicable to private financial institutions, and its deposits are not guaranteed by the Republic. In June 2006, 100% of its common shares (representing 60.0% of Nuevo Banco Comercial’s equity) were acquired by a group of international investors led by Advent, an investment fund manager. In June 2011, Scotiabank Group, a Canadian company, acquired Advent’s participation in Nuevo Banco Comercial. In December 2012, Scotiabank Group acquired the remaining state-owned shares of Nuevo Banco Comercial, increasing its ownership interest to 100.0%.

Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members. There are two kind of licenses granted to financial cooperatives—the first limiting its financial operations to operating predominantly in pesos and imposing a fixed ceiling on the amount of individual loans, and the second having a broader scope and allowing cooperatives to perform the same operations as banks, and as a result of that making them subject to the same regulatory requirements. As of July 31, 2015, there were no savings associations holding broad banking licenses in Uruguay.

Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2014, Banco de la República held approximately 42.3% of deposits of the private non-financial sector with the financial system (excluding off-shore banks and financial houses). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Certain private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

The 2002 Banking Crisis

Volatility in Argentina at the end of 2001 initially caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million those two institutions.

As of December 31, 2001, a subsidiary of Banco de Galicia y Buenos Aires S.A., was the second largest private bank in Uruguay, with assets of approximately US$1.7 billion and deposits of approximately US$1.3 billion. The adoption of foreign exchange controls by the Argentine authorities in December 2001 severely limited that entity’s access to liquidity. It depleted its liquid assets in January 2002 and did not qualify to receive liquidity assistance from Banco Central. Banco Central took control of the entity on February 13, 2002 and instituted a suspension of its operations. In May 2004, Banco Central revoked the entity’s banking license.

Banco Comercial was the largest private bank in Uruguay with US$2.0 billion in assets and US$1.3 billion in deposits as of December 31, 2001. Banco Comercial was the Uruguayan private bank with the largest branch network in the country. It provided payment services to numerous Uruguayan entities. Out of total deposits held with Banco Comercial as of December 31, 2001, approximately 25.0% were placed by non-residents. Banco Comercial was also affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25.0% of the bank’s equity and replaced management. Banco Comercial also received US$10 million (net of repayments) in emergency liquidity lines from Banco Central and direct financial support from the Uruguayan government for an additional US$277 million. The capital contributions, together with the financial assistance, allowed Banco Comercial to continue operating during the first seven months of 2002. Banco Comercial lost approximately US$787 million (56.0% of its total deposits held for the non-financial sector) in U.S. dollar-denominated deposits between January 1, 2002 and July 30, 2002, when Banco Central declared a bank holiday and instituted a suspension of Banco Comercial’s operations.

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The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management.

Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2.2 billion. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extended the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

On August 4, 2002, Uruguay gained access to US$1.4 billion of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

On December 27, 2002, Congress enacted an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, Nuevo Banco Comercial. Nuevo Banco Comercial, which was set up as a private bank, although its capital was initially owned by the government, acquired the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera), assumed certain deposits and commenced its operations in March 2003. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and were subsequently transferred to a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund.

During the 2002 crisis, with the exception of the country’s two largest banks, foreign-owned banks in Uruguay funded deposit outflows from their own resources.

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The share of NPLs on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding off-shore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of NPLs also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. In order to fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.

Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks requiring that the value of any collateral be reappraised after July 30, 2002 so as to factor into such valuation the impact of the devaluation of the peso.

Uruguay’s Banking System Following the 2002 Crisis

During 2003 Uruguay’s banking system gradually recovered stability. While a gradual recovery of deposits by the banking system noted during the last quarter of 2002 was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003, beginning in March 2003, the level of deposits by the non-financial private sector started to increase. By December 2003 such deposits had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign currency-denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected Uruguay’s banking system since the end of 2001.

On February 28, 2003, Banco Central decided to liquidate Banco de Crédito, whose operations were suspended in August 2002. The decision was adopted after attempts to reach an agreement to transfer control to the minority shareholder failed. Banco Central had conditioned the transfer of control on a significant capital contribution and a strict business plan.

In 2003, the authorities introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred.

The government also implemented certain structural reforms affecting state-owned banks. Following the transfer of all deposits to Banco de la República during the last quarter of 2002, the government streamlined the operations of Banco Hipotecario and limited its license to receive deposits. In December 2003, Banco de la República transferred a portion of its loan portfolio, comprised mainly of past due loans, to a financial trust. A special vehicle was established to administer the transferred loans under the terms of the arrangements setting up the financial trust, Banco de la República was entitled to receive proceeds arising from recoveries under the transferred the loans in accordance with a pre-set cash flow schedule. The government guaranteed the recovery rate contemplated in the trust agreement and agreed to cover any deficit if the recovery rate were not realized. This transfer improved Banco de la República’s percentage of NPLs to 1.3% in December 2009. The guarantee was never called upon and it was released in December 2006 as Banco de la República achieved better than expected cash flows, from the recoveries.

At December 31, 2004, the non-financial private sector’s deposits held with the banking system (excluding deposits held with off shore banks and financial houses), of which 89.5% were denominated in foreign currencies, stood at US$8.2 billion. Approximately 54.3% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. The improved liquidity of the financial institutions also extended to Banco de la República, which was able to commence the repayment of the deposits whose maturity had been extended in August 2002 on an accelerated basis.

As inflation rates dropped and the peso appreciated, interest rates declined, but this did not result in an immediate expansion of bank credit. See “Monetary Policy and Inflation.”

The weighted average interest rate for term deposits denominated in U.S. dollars increased from about 1.3% in 2005 to 2.5% in 2007, decreasing to 1% in 2008 and to 0.5% in 2009. Sight deposits, which accounted on average for 79% of total deposits, paid minimal interest in case of current accounts denominated in pesos and rates below 0.5% for savings accounts denominated in U.S. dollars. During the same period, real interest rates for deposits denominated in pesos (nominal rate minus inflation) remained negative.

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Deposits during 2005 were largely denominated in foreign currencies, primarily U.S. dollars. In March 2005, the government established a deposit insurance regime to protect holders of U.S. dollar-denominated deposits of up to US$5,000 and peso-denominated deposits of up to the current equivalent of US$20,000 coverage in the event of a liquidation of the bank where such deposits are held. The government provided initial support for this regime through a US$20 million loan plus an additional credit line of US$40 million which are expected to be replaced over time by insurance premiums to be paid by the financial institutions on account of deposits taken.

In the first quarter of 2005 Banco de la República completed the repayment of time deposits whose maturity was extended in August 2002 as part of the solution of the banking crisis. Since 2004, when Banco de la República commenced the repayment of these deposits, amounts exceeding 90.0% of the deposits repaid have been voluntarily deposited with Banco de la República.

During 2005, the non-financial private sector’s deposits with the banking system and solvency ratios improved and the share of NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$222 million in 2005, to a total of US$9.4 billion as of December 31, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 6.4% above the level at December 31, 2004. At December 31, 2005, the regulatory capital of private banks (including Nuevo Banco Comercial) was 2.2 times above the minimum regulatory requirement, while capital of the Banco de la República was at 2.1 times the minimum requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks (including Nuevo Banco Comercial) decreased from 7.6% in December 2004 to 3.6% in December 2005, while it remained within a range of 7.0% and 8.0% in 2005 for Banco de la República.

In March 2005, the operations of COFAC were first suspended by Banco Central when it became apparent that its capitalization was insufficient to support its continued operations. After a US$39 million increase in COFAC’s equity (resulting primarily from the capitalization of certain creditors’ deposits), the rescheduling of a portion of the time deposits held at COFAC, the amendment of their corporate governance rules and the approval of a plan to reduce costs by 30%, the Uruguayan bank supervisory authority allowed COFAC to resume its operations. On February 1, 2006, Banco Central suspended COFAC’S activities for a second time following a run on its deposits in January 2006. COFAC also failed to meet the conditions imposed by Uruguayan bank regulators in March 2005, which included maintaining its net worth over the minimum capital requirements established by prudential regulation and reducing its operational deficit when COFAC confronted a liquidity crisis. On March 9, 2006, for the first time since it was established in 2005, the Superintendencia de Protección del Ahorro Bancario (“SPAB”) began honoring insurance claims for deposits made with COFAC covering substantially all eligible deposits within a period of two months for an amount totaling nearly US$50 million. After the analysis of a business plan submitted by the Venezuelan government-owned development bank – BANDES – in connection with an application made for a license to operate as a bank in Uruguay, the authorized new institution, Bandes Uruguay S.A., purchased most of COFAC’s assets and remaining deposits. Bandes Venezuela discharged all amounts COFAC owed the SPAB.

In 2008, the Uruguayan financial system suffered some of the impacts of the global financial crisis, mainly affecting bank earnings. Deposits of the non-financial sector with the financial system (excluding the central government and social security agencies) increased in 2008 by 19.0% or US$2.1 billion up to US$13.3 billion and grew again in 2009 by 19.0%, or US$2.6 billion, totaling US$15.9 billion as of December 31, 2009. Credit extended to the domestic private sector by the banking system also increased from US$6.9 billion in 2008 to US$7.2 billion in 2009. The share of NPLs to total loans (based on payment delinquencies) stood at 1.7% as of December 31, 2009.

Regulatory capital as of December 31, 2009 increased with respect to 2008, representing 16.7% of risk-weighted assets (excluding Banco Hipotecario). During 2009, bank credit to enterprises and individuals represented approximately 25% of Uruguay’s GDP.

In 2010, deposits of the non-financial private sector with the banking system increased by 17.0% or US$2.6 billion to US$17.9 billion (74.2% denominated in U.S. dollars) as of December 31, 2010. Credit extended to the domestic private sector by the banking system also increased from US$7.2 billion in 2009 to US$8.6 billion in 2010. The share of NPLs to total loans (based on payment delinquencies) stood at 1.1% (excluding Banco Hipotecario) as of December 31, 2010.

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Regulatory capital as of December 31, 2010 increased with respect to 2009, representing 16.8% of risk-weighted assets (excluding Banco Hipotecario). During 2010, bank credit to enterprises and individuals represented approximately 22% of Uruguay’s GDP.

In 2011, deposits of the non-financial private sector with the banking system increased by 15.0%, from US$17.9 billion in 2010 to US$20.6 billion (73.6% denominated in U.S. dollars) as of December 31, 2011. Credit extended to the domestic private sector by the banking system also increased from US$8.6 billion in 2010 to US$ 10.4 billion in 2011. The share of NPLs to total loans (based on payment delinquencies) stood at 2.7% as of December 31, 2011 (1.3% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2011 represented 15.6% of risk-weighted assets (including Banco Hipotecario). During 2011, bank credit to the non-financial sector represented approximately 24% of Uruguay’s GDP.

In 2012, deposits of the non-financial private sector with the banking system increased by 12.4%, from US$20.6 billion in 2011 to US$23.2 billion (73.9% denominated in U.S. dollars) as of December 31, 2012. Credit extended to the domestic private sector by the banking system also increased from US$10.4 billion in 2011 to US$ 12.2 billion in 2012. The share of NPLs to total loans (based on payment delinquencies) stood at 2.3% as of December 31, 2012 (1.5% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2012 represented 15.7% of risk-weighted assets (including Banco Hipotecario). During 2012, bank credit to the non-financial sector represented approximately 24% of Uruguay’s GDP.

In 2013, deposits of the non-financial private sector with the banking system increased by 8.9%, from US$23.2 billion in 2012, to US$25.3 billion (75.3 % primarily denominated in U.S. dollars) as of December 31, 2013. Credit extended to the domestic private sector by the banking system also increased from US$12.2 billion in 2012 to US$13.8 billion in 2013. The share of NPLs to total loans (based on payment delinquencies) stood at 1.8% as of December 31, 2013 (1.3% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2013 represented 15.4% of risk weighted assets (including Banco Hipotecario). During 2013, bank credit to the non-financial sector represented approximately 25% of Uruguay’s GDP.

In 2014, deposits of the non-financial private sector with the banking system increased by 6.3%, from US$25.3 billion in 2013, to US$26.9 billion (77.7 % primarily denominated in U.S. dollars) as of December 31, 2014. Credit extended to the domestic private sector by the banking system also increased from US$13.8 billion in 2013 to US$14.4 billion in 2014. The share of NPLs to total loans (based on payment delinquencies) stood at 1.7% as of December 31, 2014 (1.5% excluding Banco Hipotecario).

Regulatory capital as of November 30, 2014 represented 13.7% of risk weighted assets (including Banco Hipotecario). During 2014, bank credit to the non-financial sector represented approximately 26% of Uruguay’s GDP.

The authorities continue to monitor the overall condition of the banking sector closely with a view to taking early action on a case-by-case basis and correcting any trend that could adversely affect the banking system as a whole.

The following tables set forth classifications of loan assets of the Uruguayan banking system as of November 30, 2014:

Classification of Aggregate Assets of the Uruguayan Banking System(1)
(as of November 30, 2014 in millions of Uruguayan pesos)

	1A	1B	1C	2A	2B	3	4	5	Total
Banco de la República	70,210	1,155	67,345	17,725	20,679	15,873	4,626	3,982	201,595
Privately owned banks	89,659	8,995	153,922	40,266	31,686	7,358	4,719	3,300	339,905
Financial houses	2,560	78	1,513	261	282	141	138	174	5,147
Off-shore banks	3,632	500	3,144	2,467	411	4,059	573	0	14,786
Cooperatives	76	0	319	3	26	64	5	39	532
Total	166,137	10,728	226,243	60,722	53,084	27,495	10,061	7,495	561,965
Percentage	29.6%	1.9%	40.3%	10.8%	9.4%	4.9%	1.8%	1.3%	100.0%

 ______________________

(1)	Classification based on credit risk analysis. Gross credit and contingent risks to the financial and non-financial sector.

Source: Banco Central.

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Credit Classification of the Banking System(1)
(Based on payment behavior of clients)
(as of December 31, 2014)

Institution Type	Performing Loans	NPLs
Banco de la República	99.5%	0.5%
Banco Hipotecario del Uruguay	97.7%	2.3%
Private banks	99.8%	0.2%
Cooperatives	99.1%	0.9%
Financial houses	96.0%	4.0%
Off-shore banks	98.5%	1.5%
Total	99.5%	0.5%

 _________________________

(1)	Loans to both financial and non-financial sector, net of provisions.

Source: Banco Central.

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Total Provisions of the Banking System for
Gross NPLs(1)
(as of December 31, 2014)

Institution Type	Provisions
Banco de la República	324.8%
Banco Hipotecario del Uruguay	246.4%
Private banks	344.2%
Cooperatives	180.0%
Financial houses	79.9%
Total	311.0%

 _________________________

(1)	Total provisions as a percentage of gross NPLs loans to financial and non-financial sector.

Source: Banco Central.

The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

	As of December 31,
	2010	2011	2012	2013	2014
	(Number)	(Number)	(Number)	(Number)	(Number)	(Loans)(2)	(Deposits)(3)
Financial Institutions:
State-owned	2	2	2	2	2	40.9%	43.9%
Privately-owned(1)	21	20	20	18	18	59.0%	56.1%
Cooperatives	1	1	1	1	1	0.1%	0.0%
Total	24	23	23	21	21	100.0%	100.0%

 _________________________

(1)	At December 31, 2013, includes ten banks, five financial houses and three off-shore agencies (IFEs).

(2)	Loans to non-financial sector, net of provisions.

(3)	Non-financial private sector deposits.

Source: Banco Central.

The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector
(% of total credit)

	As of December 31,
	Banco Central		Private Commercial Banks(1)		Banco de la República
	Pesos	Foreign Currency	Pesos	Foreign Currency	Pesos	Foreign Currency
2010	0.8%	0.1%	16.3%	44.4%	21.6%	16.8%
2011	0.6%	0.3%	16.2%	43.1%	24.1%	15.8%
2012	0.5%	0.3%	18.9%	44.4%	20.5%	15.4%
2013	0.5%	0.3%	18.5%	45.3%	19.4%	16.9%
2014	0.0%	0.0%	18.3%	46.2%	18.4%	17.1%

 _________________________

(1)	Includes private banks, financial houses and financial cooperatives.

Source: Banco Central.

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Since the early 1980s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars. At December 31, 2014, the amount of credit denominated in foreign currencies represented 56.0% of total credit to the non-financial private sector, including Banco Hipotecario.

The Uruguayan financial sector also includes four domestic and ten foreign insurance companies (including the state-owned insurance company). Insurance companies are regulated on a variety of matters by Law 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Servicios Financieros of Banco Central.

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SECURITIES MARKETS

Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. In September 1994, BEVSA, the Electronic Stock Exchange, was established for use exclusively by banks and other financial institutions. Foreign exchange transactions and certificates of deposit account for most of the amount traded in the Electronic Stock Exchange.

As of December 31, 2010, the aggregate securities trading volume on both exchanges totaled US$8.9 billion. In 2011, the aggregate securities trading volume increased to US$12.1 billion, mainly as a result of an increase in the issuance of certificates of deposits by private banks. In 2012, total trading volume increased again to US$24.5 billion. This increase was driven by a growth in transactions with certificates of deposit issued by private banks, and an increase in central government securities. In 2013, total trading volume increased to U.S.$40 billion, primarily as a result of changes to the regulatory framework that restricted the number of participants in the primary market of public sector securities with the aim of increasing secondary market transactions of public sector securities. As a result of these changes, trading volume in 2013 is not comparable to 2012. In 2014, total trading volume decreased to US$36.7 billion, mainly due to a decrease in the issuance of government bonds and a slight decrease in transactions with certificates of deposits.

Consolidated Montevideo Stock Exchange &
Electronic Stock Exchange Securities Trading Volume
(in millions of US$)

	2009		2010		2011		2012		2013		2014
Private sector securities:
Equities	US$	0	US$	4	US$	1	US$	1	US$	55	US$	28
Bonds		124		20		75		25		4		196
Certificates of deposit and other		5,999		7,417		10,559		19,713		16,883		14,927
Total private sector securities(1)	US$	6,123	US$	7,441	US$	10,635	US$	19,739	US$	16,942	US$	15,151
Public sector securities:
Central Government		1,471		1,438		1,443		4,658		23,018		21,280
Public enterprises		1		56		15		109		43		253
Total public sector securities		1,472		1,494		1,458		4,767		23,062		21,533
Total	US$	7,595	US$	8,935	US$	12,093	US$	24,507	US$	40,004	US$	36,684
Number of listed companies:
Equities		10		10		10		7		7		7
Bonds and other debt issuers		47		50		51		55		51		49
Total		57		60		61		62		58		56

Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

The Uruguayan securities market has been undergoing institutional, legal and operational changes aimed at attaining greater levels of activity. Banco Central, through the Superintendencia de Servicios Financieros, has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as periodic reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 18,627 (issued in 2009 to replace Law No. 16,749) governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

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PUBLIC SECTOR FINANCES

The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies), financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The Uruguayan public sector accounts reflect the revenues and expenditures of the central government, including local governments, non-financial public sector institutions, Banco de Seguros del Estado and financial public sector institutions. Central government expenditures are financed chiefly through tax collections, domestic and external borrowings, and transfers from state-owned companies. Tax collections comprise value-added taxes, excise taxes, corporate income taxes, net worth taxes, tariffs and other minor taxes. Since the July 2007 tax reform, income tax (personal and corporate) became an important source of central government revenues. Borrowings were constrained in 2002 and early 2003 until a reprofiling of the government’s outstanding debt was completed. Central government expenditures consist primarily of wages, salaries and transfers to the social security system, with interest on public debt and the purchase of goods and services accounting for most of the balance. Banco Central generally runs deficits principally due to interest payments on deposits of the financial sector net of remunerated assets, and its own operational costs.

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The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances
(in millions of US$ and % of total GDP)

	2010(1)			2011(1)			2012(1)			2013(1)			2014(1)

NON FINANCIAL PUBLIC SECTOR REVENUES	US$	11,732	29.1%	US$	13,481	28.1%	US$	14,200	27.7%	US$	16,948	29.5%	US$	16,669	29.0%
Central Government		8,350	20.7		9,868	20.6		10,209	19.9		11,875	20.7		11,442	19.9
Value-added taxes		3,921	9.7		4,634	9.7		4,959	9.7		5,418	9.4		5,419	9.4
Other taxes on goods and services		1,024	2.5		1,239	2.6		1,271	2.5		1,352	2.4		1,342	2.3
Income taxes (corporate and personal)		1,978	4.9		2,333	4.9		2,531	4.9		3,138	5.5		2,915	5.1
Taxes on capital		433	1.1		507	1.1		550	1.1		610	1.1		652	1.1
Foreign trade taxes		422	1.0		546	1.1		574	1.1		635	1.1		653	1.1
Other		571	1.4		609	1.3		323	0.6		723	1.3		461	0.8
Social Security Revenues (BPS)		2,478	6.2		3,105	6.5		3,572	7.0		4,196	7.3		4,348	7.6
Public Enterprises Primary Balance		904	2.2		508	1.1		419	0.8		877	1.5		879	1.5

NON FINANCIAL PUBLIC SECTOR PRIMARY EXPENDITURES	US$	11,075	27.5%	US$	12,648	26.4%	US$	14,319	27.9%	US$	16,735	29.1%	US$	16,869	29.3%
Central Government - Banco de Previsión Social (BPS)		9,649	24.0		11,372	23.7		12,886	25.1		14,764	25.7		15,017	26.1
Current Primary Expenditure
Wages and salaries		1,954	4.9		2,329	4.9		2,557	5.0		2,841	4.9		2,882	5.0
Non personnel expenditures		1,463	3.6		1,645	3.4		1,812	3.5		2,110	3.7		2,119	3.7
Pension payments(2)		3,538	8.8		4,180	8.7		4,569	8.9		5,142	8.9		5,167	9.0
Transfers(2)		2,694	6.7		3,218	6.7		3,948	7.7		4,671	8.1		4,849	8.4
Investment(2)		1,426	3.5		1,276	2.7		1,433	2.8		1,971	3.4		1,851	3.2
Local Governments Primary Balance(3)		(8)	0.0		48	0.1		(38)	(0.1)		(38)	(0.1)		(86)	(0.1)
Banco de Seguros del Estado (BSE) Primary Balance(4)		142	0.4		83	0.2		97	0.2		88	0.2		(26)	0.0

NON FINANCIAL PUBLIC SECTOR PRIMARY BALANCE	US$	791	2.0%	US$	963	2.0%	US$	(60)	(0.1)%	US$	263	0.5%	US$	(312)	(0.5)%
Banco Central Primary Balance		(35)	(0.1)		(41)	(0.1)		(22)	0.0		(40)	(0.1)		(41)	(0.1)

PUBLIC SECTOR PRIMARY BALANCE	US$	756	1.9%	US$	923	1.9%	US$	(82)	(0.2)%	US$	222	0.4%	US$	(354)	(0.6)%
Interest Payments		1,186	2.9		1,357	2.8		1,297	2.5		1,557	2.7		1,631	2.8
Central Government		956	2.4		1,163	2.4		1,188	2.3		1,364	2.4		1,303	2.3
Public Enterprises		54	0.1		40	0.1		38	0.1		64	0.1		90	0.2
Local Governments		7	0.0		6	0.0		5	0.0		5	0.0		5	0.0
Banco Central		225	0.6		219	0.5		147	0.4		215	0.4		319	0.6
Banco de Seguros del Estado		(56)	(0.1)		(70)	(0.1)		(81)	(0.2)		(90)	(0.2)		(86)	(0.1)

PUBLIC SECTOR OVERALL BALANCE (SURPLUS/(DEFICIT))	US$	(430)	(1.1)%	US$	(434)	(0.9)%	US$	(1,380)	(2.7)%	US$	(1,335)	(2.3)%	US$	(1,984)	(3.5)%

 _________________________

(1)	Preliminary data.

(2)	Includes investments by state-owned enterprises.

(3)	Primary balance by funding sources (Source: Banco Central).

Source: Ministry of Economy and Finance based on Tesorería General de la Nación, Contaduría General de la Nación, Banco de Previsión Social, Oficina de Planeamiento y Presupuesto and Banco Central.

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In 2010, non-financial public sector primary expenditures totaled US$11.1 billion, an increase of 29.8% compared to 2009. Non-financial public sector revenues in 2010 totaled US$11.7 billion, an increase of 33.6%, compared to 2009. The public sector overall balance registered a deficit of US$430.0 million (1.1% of GDP), while the public sector primary balance registered a surplus of US$756.0 million (1.9% of GDP).

In 2011, non-financial public sector primary expenditures totaled US$12.6 billion, an increase of 14.2% compared to 2010. Non-financial public sector revenues in 2011 totaled US$13.5 billion, an increase of 15.0%, compared to 2010. The public sector overall balance registered a deficit of US$434.0 million (0.9% of GDP). The public sector primary balance registered a surplus of US$923.0 million (2.0% of GDP).

In 2012, non-financial public sector primary expenditures totaled US$14.3 billion, an increase of 13.2% compared to 2011. Non-financial public sector revenues in 2012 totaled US$14.2 billion, an increase of 5.3% compared to 2011. The public sector overall balance registered a deficit of US$1.4 billion (2.7% of GDP). The public sector primary balance registered a deficit of US$82.0 million (0.2% of GDP), largely due to non-recurring factors, including a severe drought that increased UTE’s power generation costs by 1.0% of GDP and payments made to settle a shareholder dispute arising from the 2002 liquidation of Banco Comercial (representing approximately 0.4% of GDP).

In 2013, non-financial public sector primary expenditures totaled US$16.7 billion, an increase of 16.9% compared to 2012. Non-financial public sector revenues in 2013 totaled US$16.9 billion, an increase of 19.4% compared to 2012. The public sector overall balance registered a deficit of US$1.3 billion (2.3% of GDP), which included contributions made to the Energy Stabilization Fund of approximately 0.3% of GDP. The Energy Stabilization Fund’s assets (mostly liquid) are available to help mitigate fluctuations in the public sector deficit and/or in public tariffs, for instance, in case of a drought that would impact adversely on UTE’s electricity generation costs. The public sector primary balance registered a surplus of US$0.2 billion (0.4% of GDP). An increase in central government revenues and UTE’s lower electric generation costs contributed to the improvement of the fiscal account in 2013.

In 2014, non-financial public sector primary expenditures totaled US$16.9 billion, an increase of 0.8% compared to 2013. Non-financial public sector revenues in 2014 totaled US$16.7 billion, a decrease of 1.6% compared to 2013. The public sector overall balance registered a deficit of US$2.0 billion (3.5% of GDP). The public sector primary balance registered a deficit of US$354.0 million (0.6% of GDP). Non-financial public sector revenues decreased by 0.5% of GDP mainly as a result of a lower income tax collections from public enterprises.In addition, current expenditures increased on health insurance and transfers to pension funds and departmental governments from the central government (0.4% of GDP), contributing to the increase in the overall public sector deficit.

The following table sets forth the composition of the government’s tax revenues for the periods indicated:

Composition of Tax Revenues

	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Value-added taxes (VAT)	54.0%	52.9%	53.9%	51.8%	53.4%
Other taxes on goods and services	14.1	14.2	13.8	12.9	13.2
Income taxes (corporate)	27.2	26.6	27.5	30.0	28.7
Taxes on capital	6.0	5.8	6.0	5.8	6.4
Foreign trade taxes	5.8	6.2	6.2	6.1	6.4
Other taxes	0.5	1.6	0.8	1.0	0.9
Tax refunds	(7.6)	(7.3)	(8.2)	(7.7)	(9.2)
Total	100.0%	100.0%	100.0%	100.0%	100.0%

 ___________________________

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

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Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Most products and services are taxed at a rate of 22%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 10%, and certain other products and services, including securities, precious metals and export services, are exempt from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is currently levied at a flat rate of 25.0%, taxing all corporate profits of a Uruguayan source. Import and export taxes are based on published tariff schedules. Personal income taxes are assessed on a progressive scale, covering revenues of Uruguayan source, with rates ranging from 10% to 25%. Retirees are subject to personal income tax at a reduced rate.

The following table sets forth public sector borrowings and repayments for the periods indicated.

Public Sector Borrowings and Repayments(1)
(in millions of US$ and % of total GDP)

	2010			2011			2012			2013			2014
Monetary liabilities(2)	US$	118	0.3%	US$	515	1.1%	US$	510	1.0%	US$	571	1.0%	US$	349	0.6%
Treasury bonds & bills		1,543	4		1,605	3.4		2,662	5.2		3,165	5.5		1,119	1.9
Brady Bonds		0	0.0		0	0.0		0	0.0		0	0.0		0	0.0
Loans(3)		(414)	(1.1)		(76)	(0.2)		69	0.1		(922)	(1.6)		252	0.4
Net deposits(4)		(818)	(2.1)		911	1.9		1,815	3.5		1,459	2.5		1,984	3.4
Net international reserves		335	0.9		(2,367)	(5)		(3,251)	(6.3)		(2,908)	(5.0)		(1,704)	(3.0)
Other(5)		(352)	(0.9)		(125)	(0.3)		(452)	(0.9)		(70)	(0.1)		(15)	(0.0)
Net borrowing requirements	US$	413	1.0%	US$	464	1.0%	US$	1,354	2.6%	US$	1,294	2.2%	US$	1,985	3.4%

 _________________________

(1)	Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net repayments by the Public Sector, while positive numbers mean net borrowings by the Public Sector. The overall balance reflects the Net Borrowing Requirements of the Public Sector.

(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in pesos and Treasury Bills in pesos.

(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FSBS.

(4)	“Net deposits” means deposits by public sector with banking sector net of credits.

(5)	“Others” includes the remaining fluctuations in assets and liabilities of the Non Financial Public Sector and Banco Central.

Source: Banco Central.

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FISCAL POLICY

Budget

The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to the Congress every five years for its approval.

The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. Since 1986, public expenditure estimates are periodically corrected for expected inflation. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

In 2011, fiscal deficit represented 0.9% of GDP in line with the projected deficit of 1.0% of GDP in the five year budget por the period 2010-2014 (“Budget 2010-2014”).

For 2012, the government revised the fiscal deficit target to 1.7% of GDP compared with the projected target of 0.9% in the Budget 2010-2014. Nonetheless, in 2012, overall public sector deficit represented 2.8% of GDP, due to the impact of the drought on UTE’s projected results of operations and the impact of the payments involved in the settlement of the shareholders dispute arising from the 2002 liquidation of Banco Comercial.

In 2013, non-financial public sector primary expenditures totaled US$16.7 billion, a 16.9% increase compared to 2012. Non-financial public sector revenues in 2013 totaled US$16.9 billion, representing a 19.4% increase compared to 2012. In 2013, the overall public sector deficit represented 2.4% of GDP (as compared to 2.8% of GPD in 2012). The public sector primary balance surplus of US$0.3 billion (0.4% of GDP) is attributable to an increase in central government revenues of 0.9% of GDP and the recovery of the primary balance of the public enterprises, mostly due to UTE’s lower electricity generation costs.

As of July 31, 2015, Congress had not yet approved the annual report on the execution of the Budget 2010-2014 for 2014 (“Rendición de Cuentas”).

The following table shows the government’s main macroeconomic assumptions and policy targets for 2015.

Main Macroeconomic Assumptions and Policy Target for 2015

Real GDP growth	2.5%
Annual Average Domestic Inflation (CPI)	7.5% - 8.5%
Public Sector Primary Balance	(0.3)% of GDP
Public Sector Overall Balance	(3.3)% of GDP
Real Wage Growth	1.5% - 2.5%
Current Account Balance	(3.5%) of GDP

___________________

Source: Ministry of Economy and Finance.

The government targets a primary public sector deficit of 0.3% of GDP for 2015, compared to a deficit of 0.5% of GDP in 2014, and a surplus of 0.4% of GDP in 2013. In addition, the government targets a public sector deficit of approximately 3.3% of GDP for 2015, compared to 3.35% of GDP in 2014 and compared to 2.4% of GDP in 2013. Interest payments on public debt are expected to represent 3.0% of GDP in 2015.

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The figures set forth above represent the government’s forecast with respect to the Uruguayan economy for 2015. While the government believes that these assumptions and targets were reasonable when formulated, some are beyond its control or significant influence, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results for 2015 will not differ materially from the figures set forth above.

See also “Recent Developments—Fiscal Policy.”

Social Security

Since 1987, the government has been making efforts to reform Uruguay’s social security system, which is characterized by a structural deficit and which for many years absorbed an increasing percentage of Uruguay’s GDP. Uruguay’s social security system was until recently a government administered “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit.

In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

●	replacing the old pooled-resource system with a system designed to develop over the years in which a portion of each worker’s contribution will be deposited in individual investment accounts;

●	increasing the minimum number of work years for eligibility of benefits to 35 years;

●	making the capitalization regime mandatory for those forty years old or younger; and

●	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

Individual contributions to the social security system are administered and invested by private pension fund administrators, or pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation. Since then, they have been permitted to decrease these holdings by 5% to 10% per year up to a minimum investment requirement of 30%, requiring at the same time a maximum limit of 60%. Since 2010 the maximum limits on both Uruguayan government bonds (60%) and Banco Central notes (30%) have been merged into an individual limit of 90%, which will converge to 75% in 2015. The lower limit has been abandoned.

A system that permits the tracking of individual contributions, which is essential for improving the administration of contributions and pension benefits, has also been established. The operations of Uruguay’s bank for social welfare and the state pension fund administration are also being modernized and decentralized. Because a substantial portion of the social security system will continue to operate as a “pay-as-you-go” system, these reforms are not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but are intended to reduce the deficit over time. In addition, the reforms are expected to induce savings and enhance the development of a domestic securities market.

The number of Uruguayans over the age of 65 has increased during the last two decades. The following table sets forth historical and projected information regarding Uruguayans above retirement age for the periods indicated.

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	Uruguayans Above Retirement Age
	1975	1985	2000	2010	2025
65-79 years	226,034	268,154	334,633	336,917	401,695
80 years and above	46,782	60,736	94,537	119,587	149,281
Total	272,816	328,890	429,170	456,504	550,976

____________________

Source: National Statistics Institute.

The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased demand on the social security system. Significantly increased demand is not expected until the period 2010–2015. Relatively high rates of emigration of Uruguayans during the 1960’s and 1970’s and a prior reform of the social security system in 1979 contributed to easing the pressure on the social security system.

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PUBLIC SECTOR DEBT

On July 8, 2009 and November 17, 2011, Congress passed Law No. 18,519 and Law No. 18,834, respectively, which amended the National Debt Law No. 17,947. Under the National Debt Law, as amended, the government may incur debt, provided that the net debt of the government on the last day of the prior fiscal year shall not exceed by an amount set forth in the National Debt Law for each fiscal year the outstanding net public debt as of the last day of the preceding fiscal year. The amounts set forth in the National Debt Law for any given year can be doubled if extraordinary and unforeseen circumstances occur. For 2009 and 2010, the amount of debt over and above the net debt outstanding as of the last day of the prior fiscal year contemplated in the National Debt Law was US$350.0 million. Pursuant to Law No. 18,834 (the Rendición de Cuentas law for fiscal year 2010, relating to the 2010-2014 Budget approved by Congress), the government increased for each of the years 2011 to 2014 such amount to 5.5 billion UIs per year (equivalent to approximately US$705.1 million as of December 31, 2013). Pursuant to the National Debt Law No. 19,316, passed by Congress on February 10, 2015, the government may increase the amount of public net debt by 9 billion UIs (equivalent to approximately US$1,090 million as of December 31, 2014) per year for each of the fiscal years following fiscal year 2014.

Historically, deposits of the non-financial public sector held with Uruguay’s banking system were deducted from Uruguay’s gross public sector debt. According to the reporting methodology adopted by the government in March 2013 following the criteria used by the IMF and the World Bank, deposits of the non-financial public sector held with Uruguay’s banking system are not deducted from Uruguay’s gross public sector debt and are recorded as non-financial public sector assets. Uruguayan statistics are consistent with statistics published by other countries that follow the IMF and World Bank’s methodology. Figures for previous years have been restated following this methodology.

Domestic Debt

Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt known to be held by Uruguayan residents. Uruguay’s consolidated public sector deficits have been financed primarily through the issuance of U.S. dollar-denominated Treasury bills and bonds placed in the domestic market, as well as multilateral financing. In 1993, the government covered part of the deficit by drawing on Banco Central. Treasury bills and bonds dominate the local financial market where the government has issued both short-and long-term instruments. Short-term instruments are issued in U.S. dollars (with current maturities of up to 2 months) and pesos (with a wide variety of maturities).

In April 2002, the government suspended auctions of Treasury bills denominated in U.S. dollars due to unfavorable market conditions. However, Banco Central began auctioning Treasury bills denominated in pesos to conduct open market operations in the framework of the new monetary policy. See “Monetary Policy and Inflation—Monetary Policy.” In January 2003, Banco Central resumed auctioning 1-year Treasury bills denominated in U.S. dollars as financial agent of the government and, in March 2004, the monetary authority began auctioning 3-year CPI-indexed (UI) Treasury bills. In April 2004, Banco Central commenced auctioning 1½-year Treasury bills denominated in U.S. dollars. During 2005, Banco Central issued instruments denominated in U.S. dollars, pesos and UIs, with varying maturities which were determined taking into account market conditions as well as monetary policy objectives. Since 2006, Banco Central has issued UI and peso-denominated bills, for its own account and on behalf of the government. UI-denominated securities are issued as instruments of monetary policy as well as to raise revenues for the government.

In July 2009, the government accessed the domestic capital markets, and issued securities in those markets for a total of US$113.9 million through December 2009, for the first time since September 2008. In 2010, the government issued treasury notes in domestic currency indexed to UI for a total of US$582.0 million.

In January 2011, the government issued and offered in the domestic market different series of medium and long-term treasury notes denominated in pesos and in peso-denominated linked to CPI having an aggregate principal amount equivalent to US$1.3 billion. Investors paid for an aggregate principal amount equivalent to US$1.1 billion of such bonds by tendering short-term securities of Banco Central. Similarly, during 2011 the government issued additional peso-denominated and peso-denominated linked to CPI treasury notes having an aggregate principal amount equivalent to US$758.0 million.

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In March 2012, Uruguay issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$826 million. Investors paid for an aggregate principal amount equivalent to US$447 million of such bonds by tendering short-term securities of Banco Central. Similarly, during 2012 an aggregate principal amount equivalent to US$650 million in debt was issued in additional peso-denominated and peso-denominated linked to CPI treasury notes.

In 2013, the government issued peso-denominated and peso-denominated linked to CPI treasury notes for an aggregate principal amount equivalent to US$587 million.

In March 2014, the government issued 30 year treasury notes (linked to the IMS - Average Wage Index) for an aggregate principal amount equivalent to US$1.0 billion. These treasury notes were exchanged for short-term Banco Central securities and central government treasury notes held by Banco de Seguros del Estado (BSE).

Since December 31, 2014 and as of June 30, 2015, the central government issued treasury notes denominated in nominal pesos and linked to the CPI for an aggregate principal amount equivalent to US$224 million.

In addition, during July 2015, the central government issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$960 million. Investors paid for an aggregate principal amount equivalent to US$955 million of such bonds by tendering short term securities of Banco Central and central government.

The following table sets forth information regarding the stock of gross public domestic debt of the government outstanding on the dates indicated.

Gross Public Domestic Debt
(in millions of US$)

	As of December 31,
	2010		2011		2012(1)		2013(1)		2014(1)
Treasury bills(2)	US$	0	US$	758	US$	588	US$	318	US$	139
Treasury bonds(3)		4,915		5,844		6,688		6,287		6,036
Other liabilities(4)		6,146		6,383		7,617		8,936		8,931
Total	US$	11,060	US$	12,985	US$	14,893	US$	15,542	US$	15,106

(1)	Preliminary data.

(2)	Includes foreign and local currency-denominated Treasury bills.

(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

(4)	Includes Credits net of Deposits (a net concept) and Brady Bonds.

Source: Banco Central.

The following table sets forth information regarding the amortization of Uruguay’s gross public domestic debt in the periods indicated.

Amortization of Gross Public Domestic Debt
(in millions of US$)

	Outstanding as of December 31, 2014(1)		2015		2016		2017		2018		2019		2020		2021		2022 to Final Maturity
Treasury bills(2)	US$	139	US$	50	US$	23	US$	67	US$	0	US$	0	US$	0	US$	0	US$	0
Treasury bonds(3)		6,036		172		147		306		112		980		661		56		3,603
Other liabilities(4)		8,931		5,286		2,158		56		218		603		247		307		54
Total	US$	15,106	US$	5,507	US$	2,328	US$	429	US$	330	US$	1,584	US$	908	US$	363	US$	3,657

(1)	Preliminary data.

(2)	Includes foreign and local currency-denominated Treasury bills.

(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

(4)	Includes Credits net of Deposits (a net concept) and Brady Bonds.

Source: Banco Central.

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External Debt

Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated either in domestic or foreign currencies. Gross public sector external debt totaled US$12.8 billion (or 33.0% of GDP) as of December 2010, US$14.0 billion (or 30.0% of GDP) as of December 2011, US$16.2 billion (or 32% of GDP) as of December 2012, US$17.5 billion (or 30% of GDP) as of December 2013 and US$18.4 billion (or 32% of GDP) as of December 2014. The interest expense on Uruguay’s gross public external debt in 2014 represented somewhat less than 1.3% of GDP.

As of December 31, 2014, Uruguay’s gross public external debt comprised direct loans in the amount of approximately US$2.3 billion and Treasury bonds (including Eurobonds) in an outstanding aggregate amount of approximately US$12 billion.

Total Gross Public External Debt
(in millions of US$, except percentages)

	As of December 31,
	2010		2011		2012		2013(1)		2014(1)
Public sector:
Financial public sector (Banco Central)	US$	838	US$	813	US$	1,248	US$	1,585	US$	1,513
Non-financial public sector		11,983		13,241		14,997		15,973		16,969
Of which:
Treasury notes and bonds		7,545		8,488		9,167		10,983		12,079
Total(2)	US$	12,822	US$	14,055	US$	16,245	US$	17,558	US$	18,482
Total gross public external debt/GDP		33.0%		30.0%		32.0%		30.0%		32.0%
Total public external debt/exports		119.6%		109.2%		124.8%		128.7%		136.0%

 _________________________

(1)	Preliminary data.

(2)	Data as of December 31, 2009 includes SDR243 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.

Source: Banco Central.

The following table sets forth the total public external debt, net of international reserve assets and certain other non-financial public sector and Banco Central assets, as of the dates indicated.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

			As of December 31,
	2010		2011		2012(1)		2013(1)		2014(1)
Total gross public external debt(2)	US$	12,822	US$	14,055	US$	16,245	US$	17,558	US$	18,482
Less external assets:
Non-financial public sector		375		307		407		119		81
Banco Central		8,562		11,066		14,298		17,040		18,372
Of which:
Banco Central international reserve assets(3)		7,744		10,302		13,566		16,275		17,555
Other assets		819		764		732		765		818
Total public external debt, net of assets	US$	3,885	US$	2,682	US$	1,541	US$	399	US$	28

 _________________________

(1)	Preliminary data.

(2)	Data as of December 31, 2009 includes SDR243 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.

(3)	Gold valued for each period at London market prices at end of period.

Source: Banco Central.

Uruguay’s public external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Public external debt held by non-residents accounted for 54% of Uruguay’s public external debt at December 31, 2009, 54% at December 31, 2010, 52% at December 31, 2011, 52% at December 31, 2012, 53% at December 31, 2013 and 55% at December 31, 2014.

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Since the reprofiling of its foreign currency-denominated debt in 2003, Uruguay has consummated numerous liability management transactions that have resulted in an extension of average life and a reduction of overall interest expense, thus reducing refinancing risks.

In May 2007, the World Bank’s Board of Executive Directors approved a US$100 million credit line for Uruguay under the First Programmatic and Reform Implementation Development Policy Program. The program seeks to support the implementation of the government’s economic and social reforms. The World Bank made the proceeds, denominated in UIs (linked to CPI), available to Uruguay in 2008. In February 2009, the World Bank approved a US$400 million credit line under the Second Programmatic and Reform Implementation Development Policy Program to support the government’s reform program and confront the impact of the international economic crisis.

On July 10, 2008, CAF approved a credit line for up to US$400 million to support the government’s liability management efforts. Uruguay drew US$280 million under this facility in February 2009, which were repaid in 2011.

In April 2009, the IADB approved a US$285 million loan to support the modernization and consolidation of Uruguay’s tax administration and to strengthen the management of the central government administration and the efficiency of public expenditure. In June 2009, Uruguay drew the full amount of the loan.

To provide liquidity to the global economic system, the IMF approved a general allocation of funds to all of its members. Under this allocation, Uruguay received SDR227 million (approximately US$355.5 million) in August 2009, and an additional SDR16 million (approximately US$25.3 million) in September 2009.

In addition, on September 2009, Uruguay accessed the international capital markets issuing US$500.0 million aggregate principal amount of its 6.875% bonds due 2025.

In 2010, Uruguay prepaid loans with the IADB for an aggregate principal amount of US$300.0 million.

On October 14, 2010, the World Bank approved a new Strategic Partnership with Uruguay for the 2010-2015 period, allocating US$700.0 million to its implementation. Under this partnership, the World Bank approved an advance under the Second Programmatic and Reform Implementation Development Policy Program for an aggregate amount of US$100 million, to consolidate public administration efficiency, promote macroeconomic stability, increase Uruguay’s competitiveness, and generate greater social inclusion. This loan was disbursed in full in February 2011. On October 25, 2011, the World Bank approved an additional advance under the Second Programmatic and Reform Implementation Development Policy Program for an aggregate amount of US$260.0 million. This loan, which was available for disbursement for a period of three years, was never disbursed.

On May 27, 2011, Uruguay issued a 1.64% Japanese Yen Bond due 2021 for an aggregate principal amount of ¥40.0 million (equivalent to US$491.0 million) guaranteed by the Japan Bank for International Cooperation.

In December 2012, Uruguay entered into a US$260.0 million fast disbursing credit line with the World Bank, increasing its aggregate contingent financing with the World Bank to US$520.0 million.

In January 2013, Uruguay prepaid US$519.0 million to the IADB, under the IADB reallocation program, thus generating additional borrowing capacity with the IADB. Uruguay signed-up a US$550.0 million credit line with the IADB in March 2013. This credit line, together with credit lines obtained from CAF, FLAR (Latin American Reserve Fund) and World Bank, provides Uruguay with a source of contingency funding of up to approximately US$2.0 billion.

In recent years, Uruguay has completed various liability management transactions, including most recently in June 2014, resulting in the issuance of its US$2.0 billion 5.100% bonds due 2050. The liability management transactions contribute to reduce refinancing risk and take advantage of the prevailing low-interest rate environment to reduce Uruguay’s ongoing debt service requirements.

D-69

In February 2015, Uruguay completed a further issue of US$1.2 billion of its 5.100% bonds due 2050. The cash proceeds of the offer were applied to general government purposes.

In addition to the issuance of debt in the international markets, Uruguay expects to continue to seek the support of the World Bank and the IADB from time to time through lending programs to be available for the implementation of certain structural reforms.

Gross Public Sector External Debt, By Creditor
(in millions of US$ at period end)

	2010		2011		2012(1)		2013(1)		2014(1)
Multilateral organizations:
IBRD (World Bank)	US$	1,012	US$	1,089	US$	1,027	US$	1,003	US$	965
IADB		1,902		1,912		1,923		1,528		1,597
IMF		452		450		451		452		425
Other		592		253		200		218		288
Total multilateral organizations		3,957		3,704		3,600		3,200		3,275
Bilateral creditors		107		87		71		70		63
Commercial banks		71		382		508		623		691
Other non-resident institutions		7,802		8,811		10,972		13,175		13,906
Of which holdings of:
Treasury bills		0		60		1,025		1,077		756
Treasury bonds		7,545		8,488		9,167		10,983		12,079
Suppliers		885		1,070		1,094		489		547
Total	US$	12,822	US$	14,055	US$	16,245	US$	17,558	US$	18,482

 _________________________

(1)	Preliminary data.

Source: Banco Central.

The following table sets forth public external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public External Debt Denominated By Currency
(in millions of US$, except percentages)

	As of December 31, 2014%
Uruguayan pesos	US$	6,461	35.0
U.S. dollars		10,864	58.8
Euros		124	0.7
Japanese yen		586	3.2
SDRs		429	2.3
Other		18	0.1
Total	US$	18,482	100.0%

_________________________

Source: Banco Central.

D-70

Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding as of December 31, 2014(1)		2015		2016		2017		2018		2019		2020		2021		2022 to Final Maturity

Central Government
Multilateral organizations	US$	2,311	US$	136	US$	144	US$	277	US$	125	US$	126	US$	118	US$	109	US$	1,276
Bilateral creditors		35		4		4		4		4		4		4		4		7
Commercial banks		25		1		1		1		1		0		0		0		21
Treasury bills		756		459		199		98		0		0		0		0		0
Treasury bonds		12,079		312		189		668		574		202		391		459		9,284
Other creditors		0		0		0		0		0		0		0		0		0
Suppliers		0		0		0		0		0		0		0		0		0
Total		15,206		912		537		1,048		703		333		513		572		10,588
Banco Central
Multilateral organizations		442		3		4		10		0		0		0		0		425
Bilateral creditors		0		0		0		0		0		0		0		0		0
Commercial banks(1)		0		0		0		0		0		0		0		0		0
Banco Central bills		1,071		751		320		0		0		0		0		0		0
Suppliers		0		0		0		0		0		0		0		0		0
Total		1,513		754		323		10		0		0		0		0		425
Non-Financial
Public Enterprises
Multilateral organizations		522		46		37		33		51		45		42		41		227
Bilateral creditors		28		1		1		1		3		3		3		3		13
Commercial banks		666		502		18		12		12		15		18		18		69
Suppliers		547		196		21		24		24		24		24		24		210
Total		1,763		745		77		71		90		88		87		86		519
Total	US$	18,482	US$	2,412	US$	937	US$	1,129	US$	793	US$	421	US$	600	US$	658	US$	11,532

_________________________

(1)	Preliminary data.

Source: Banco Central.

The following table sets forth information regarding total external public debt service for the periods indicated.

Total External Public Debt Service(1)
(in millions of US$, except percentages)

	2010		2011		2012(2)		2013(2)		2014(2)

Interest payments	US$	592	US$	638	US$	573	US$	650	US$	726
Amortization		926		1,946		1,896		3,211		2,698
Total	US$	1,519	US$	2,584	US$	2,469	US$	3,861	US$	3,424
Total debt service/exports of goods and services		13.1%		20.1%		18.4%		28.3%		25.2%

_________________________

(1)	Excludes interest on non-resident banking deposits.

(2)	Preliminary data.

Source: Banco Central.

D-71

Total Public Debt

The following tables set forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2014.

Public Internal Bonds Issued Within Uruguay
(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)
Bono 2018 Fixed Rate	8.0%	02/25/18	43.13
Bono 2019 Fixed Rate	7.5%	03/23/19	278.70
Bono 2020 Fixed Rate	9.8%	02/28/20	21.90
Bono 2017 Floating Rate	Libor + 1	06/30/17	8.33
Bono 2018 Floating Rate	Libor + 2	03/24/18	1.54
Bono 2018 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	04/15/18	113.99
Bono 2019 Fixed Rate	7.5%	07/21/19	113.89

UR Bond	2.3%	03/31/44	1,023.36
UI Bond	Various	Various	3,904.60
Zero-coupon bond	8.3%	Vs 2014/2020	1.55

D-72

Public External Bonds Issued Outside Uruguay
(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)
Global Bond 2027	7.9%	07/15/27	22.04
Bono vto. 2017 9,25%	9.3%	05/17/17	50.34
Mat Ext Bono 8.75 22.06.2015	8.8%	06/22/15	17.12
Mat Ext Bono 7.625%20.01.2017	7.6%	01/20/17	12.26
Benchmark 7.875 PIK 15.01.33	Máx 7.875%; inicia 3.875%+1% anual hasta 2007	01/15/33	840.60
Benchmark Bono 7.5%15/03/2015	7.5%	03/15/15	142.79
Bono Global 2024	4.5%	01/08/24	2,000.00
Sec USD 200:0 UBS Global 2022	8.0%	11/18/22	563.70
Bono Global 2036	7.6%	03/21/36	1,056.64
Bono Global en Yenes Serie A	2.2%	03/13/17	251.12
Bono Global 2025 USD	6.9%	09/28/25	175.37
Bono Global 2050	5.1%	06/18/50	2,000.00
Mat Ext Bono 7% 28/06/2019	7.0%	06/28/19	70.37
Deutsche - UBS euros 300:	6.9%	01/19/16	71.61
BONO YEN VTO 2021	1.6%	06/03/21	334.83
Mat Ext Bono 6.375 UF 15.3.16	6.4%	03/15/16	2.43
Bono Global 2045	4.1%	20/11/45	731.36
Bonos Globales en Pesos Reaj.2da	5.0%	09/14/18	600.19
Bonos Globales en Pesos Reaj.3er	4.3%	09/14/27	900.99
Bonos Globales en Pesos Reaj.4ta	3.7%	06/26/37	862.64
Bonos Globales en Pesos Reaj.5ta	4.0%	07/10/30	983.86
Bonos Globales en Pesos Reaj.6ta	4.4%	12/15/28	2,095.91

_________________________

(1)	Valued at December 31, 2014.

Source: Banco Central.

The following table sets forth information regarding total gross public debt as of the dates indicated.

Total Gross Public Debt
(in millions of US$)
As of December 31,

	2010		2011		2012(1)		2013(1)		2014(1)
Gross public external debt	US$	12,822	US$	14,055	US$	16,245	US$	17,558	US$	18,482
Gross public domestic debt(2)		11,060		12,985		14,893		15,542		15,106
Banco Central		5,230		5,413		6,421		7,687		7,560
Non-financial public sector		5,829		7,572		8,473		7,855		7,545
Total gross public debt	US$	23,882	US$	27,040	US$	31,138	US$	33,099	US$	33,588

__________________________

(1)	Preliminary data.

(2)	Public debt with Uruguayan residents excluding Treasury bonds and Treasury bills held by the public sector .

Source: Banco Central.

D-73

The following table sets forth the outstanding amount of Uruguayan Treasury securities in circulation as of the dates indicated (in millions of U.S. dollars).

		Foreign Currency		Pesos
As of December 31,	Total	Treasury bonds	Treasury bills(1)	Treasury bonds	Treasury bills(1)
2010	13,247	7,787	0	5,459	0
2011	16,296	7,139	0	8,175	981
2012	18,433	7,048	0	9,682	1,703
2013	19,342	7,960	0	9,897	1,485
2014	20,234	8,926	0	10,372	937

(1)	Nominal value.

Source: Banco Central.

The following table sets forth information regarding the amortization of total gross public debt.

Amortization of Total Gross Public Debt
(in millions of US$)

	Outstanding as of December 31, 2014(1)		2015		2016		2017		2018		2019		2020		2021		2022 to Final Maturity
Gross public external debt	US$	18,482	US$	2,412	US$	937	US$	1,129	US$	793	US$	421	US$	600	US$	658	US$	11,532
Gross public domestic debt		15,106		5,507		2,328		429		330		1,584		908		363		3,657
Total	US$	33,587	US$	7,919	US$	3,265	US$	1,558	US$	1,123	US$	2,005	US$	1,508	US$	1,021	US$	15,189

 _________________________

(1)	Preliminary data.

Source: Banco Central.

Debt Service and Debt Restructuring

Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

A debt-to-equity swap program, established in 1987, provided a means for the cancellation of debt owed to international commercial banks. Since 1988, a total of US$168 million of external debt has been cancelled through the debt-to-equity swap program and an additional US$15 million of external debt has been extinguished through a related operation. Most of the investments under this program have involved tourism and forestry activities.

In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicholas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

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Of the US$1.6 billion of commercial bank debt covered by Uruguay’s restructuring program:

●	US$530 million was converted into 30-year bonds (par bonds, collateralized with U.S. Treasury bonds and enhanced by rolling interest rate guarantees) with a fixed annual interest rate of 6.75%;

●	US$448 million was converted into debt conversion notes maturing in February 2007 with a coupon of LIBOR plus 0.875% and a seven-year grace period as to the amortization of principal; and

●	the remaining US$633 million was repurchased for cash at a cost of US$354 million.

Under this program, Uruguay also obtained new funds through the issuance of bonds due 2006 having an aggregate principal amount of US$89.0 million, which were cancelled upon maturity.

After 1991, Uruguay’s public sector benefited from lower debt service costs resulting from the reduced amount of net debt outstanding, the lower interest rate on the Bonds and the extension of the country’s debt-maturity profile. In October 1999, Uruguay consummated an exchange offer of US$85.0 million of its 30-year collateralized par Bonds due 2021 for US$85.0 million of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of Banco Central’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

On April 10, 2003, the Republic launched two concurrent offers inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated bonds to tender their old bonds in exchange for newly issued bonds. Uruguay also solicited the consent of holders of a Yen-denominated bond to amend the terms and conditions of that bond. The transactions were designed to adjust Uruguay’s debt profile and make it sustainable. Uruguay attracted the support of holders of 92.8% of its debt subject to the offers and consent solicitation, which resulted in the issuance of 18 new series of debt securities.

Since the completion of its 2003 debt reprofiling, Uruguay has accessed the international capital markets repeatedly and applied the proceeds raised to gradually lengthen its debt maturity profile.

In November 2008, Banco Central cancelled the equivalent of US$224 million of its outstanding debt instruments issued in UI and in pesos, acquired in the local market.

In December 2010, Uruguay prepaid loans with the IADB for an aggregate principal amount of US$300 million.

Between May 2010 and January 2011, Uruguay issued, and offered in the domestic market, different series of medium and long term notes in pesos and in pesos linked to UI, for an aggregate principal amount equivalent to US$1.3 billion. Investors paid for an aggregate principal amount equivalent to US$1.1 billion of such bonds by tendering short-term securities of Banco Central.

On May 27, 2011, Uruguay issued a 1.64% Japanese Yen Bond due 2021 for an aggregate principal amount of ¥40.0 million (equivalent to US$491.0 million) guaranteed by the Japan Bank for International Cooperation.

In December 2011, Uruguay completed a series of liability management transactions, including the issuance of peso-denominated linked to UI Global Benchmark Bonds due 2028, for an aggregated principal amount of US$2.0 billion. US$1.0 billion out of the proceeds of the issuance was applied to purchase certain dollar and Euro-denominated short and medium-term bonds and an additional aggregate principal amount of US$725 million of UI Global Benchmark Bonds were issued in exchange for UI bonds due 2018.

D-75

In March 2012, Uruguay issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$826.0 million. Investors paid for an aggregate principal amount equivalent to US$447.0 million of such bonds by tendering short-term securities of Banco Central.

In November 2012, Uruguay completed a series of liability management transactions, including the issuance of its US$854 million 4.125% dollar-denominated bond due 2045. The cash proceeds of the offer were used to repurchase debt with short-term maturity and higher-interest coupons.

In August 2013, Uruguay completed a series of liability management transactions, including the issuance of its US$2.0 billion 4.5% bonds due 2024. The cash proceeds of the offer were used to repurchase debt with short-term maturity and higher-interest coupons.

In June 2014, Uruguay completed a series of liability management transactions, including the issuance of US$2 billion of its 5.100% bonds due 2050. The cash proceeds of the offers were used to repurchase debt with short-term maturity and higher-interest coupons and applied to general government purposes.

From time to time, Uruguay engages in liability management transactions as part of its overall debt management strategy.

Debt Record

Uruguay has regularly met all principal and interest obligations on its external debt for over 45 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930s during the international economic recession.

D-76

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Debt
(in millions of US$)

		Of which:
	Amount outstanding as of Dec. 31, 2014	Internal Debt (with residents)	Internal Debt(with public sector)	External Debt(with non-residents)	Gross Public Debt as of Dec. 31, 2014

Direct Debt of Central Government of which:	22,504	6,175	1,224	15,105	21,280
Direct Loans	2,270	0	0	2,270	2,270
Treasury Bonds and Eurobonds	19,297	6,036	1,183	12,079	18,115
Treasury Bills	937	139	41	756	895

Other public debt of which:	12,584	8,932	275	3,377	12,308
Banco Central Bills	7,756	6,410	275	1,071	7,481
Guaranteed Debt	1,744	1	0	1,743	1,744
Other External Debt	563	0	0	563	563
Other Domestic Debt	2,521	2,521	0	0	2,521

Total(1)	35,087	15,106	1,499	18,482	33,588

 _________________________

(1)Totals may differ due to rounding.

Source: Banco Central.

D-77

Table 2: Direct Loans
(in millions of US$)

							Of Which:
Lender	Interest Rate	Issue Date		Final Maturity		Amount outstanding as of: 12/31/2014	Internal Debt (with residents)	External Debt (non-residents)
Bank of China	5	07	/11/1988	31	/12/2020	2.42	0.00	2.42
Interamerican Development Bank	2	31	/10/1988	31	/10/2018	0.38	0.00	0.38
Interamerican Development Bank	5.21	15	/12/2000	30	/07/2026	3.98	0.00	3.98
Interamerican Development Bank	5.21	17	/03/2001	17	/03/2021	0.00	0.00	0.00
Interamerican Development Bank	5.21	21	/12/2001	21	/12/2026	55.95	0.00	55.95
Interamerican Development Bank	0.018	18	/06/2002	15	/08/2022	71.02	0.00	71.02
Interamerican Development Bank	5.21	20	/12/2002	15	/12/2027	26.57	0.00	26.57
Interamerican Development Bank	5.21	15	/12/2003	15	/12/2028	43.50	0.00	43.50
Interamerican Development Bank	5.21	17	/11/2004	17	/11/2024	16.13	0.00	16.13
Interamerican Development Bank	5.21	22	/08/2005	22	/08/2025	10.73	0.00	10.73
Interamerican Development Bank	5.21	22	/08/2005	22	/08/2025	183.33	0.00	183.33
Interamerican Development Bank	5.21	08	/12/2005	08	/12/2030	1.96	0.00	1.96
Interamerican Development Bank	5.21	26	/07/2006	15	/06/2031	5.68	0.00	5.68
Interamerican Development Bank	5.21	26	/08/2006	15	/06/2031	0.94	0.00	0.94
Interamerican Development Bank	5.21	26	/10/2006	26	/10/2031	3.36	0.00	3.36
Interamerican Development Bank	5.21	12	/12/2006	04	/11/2031	41.25	0.00	41.25
Interamerican Development Bank	5.21	28	/12/2006	15	/12/2031	87.11	0.00	87.11
Interamerican Development Bank	5.21	22	/01/2007	22	/01/2032	1.10	0.00	1.10
Interamerican Development Bank	5.21	14	/03/2007	10	/10/2031	4.10	0.00	4.10
Interamerican Development Bank	5.21	18	/03/2007	18	/03/2032	65.63	0.00	65.63
Interamerican Development Bank	2.5	21	/06/2007	15	/04/2022	8.34	0.00	8.34
Interamerican Development Bank	5.21	20	/08/2007	10	/04/2032	7.14	0.00	7.14
Interamerican Development Bank	5.21	25	/09/2007	25	/09/2032	4.35	0.00	4.35
Interamerican Development Bank	5.21	26	/10/2007	26	/10/2032	10.23	0.00	10.23
Interamerican Development Bank	5.21	08	/04/2008	08	/04/2033	4.41	0.00	4.41
Interamerican Development Bank	5.21	08	/04/2008	08	/04/2033	4.91	0.00	4.91
Interamerican Development Bank	5.21	07	/11/2008	07	/11/2033	31.50	0.00	31.50
Interamerican Development Bank	0.226	30	/12/2008	15	/12/2033	72.57	0.00	72.57
Interamerican Development Bank	5.21	30	/12/2008	15	/12/2033	28.42	0.00	28.42
Interamerican Development Bank	5.21	10	/02/2009	15	/08/2033	2.01	0.00	2.01
Interamerican Development Bank	5.21	31	/03/2009	31	/03/2034	2.00	0.00	2.00
Interamerican Development Bank	5.573	11	/05/2009	11	/05/2029	275.50	0.00	275.50
Interamerican Development Bank	0.226	09	/02/2010	09	/02/2035	5.63	0.00	5.63
Interamerican Development Bank	0.226	09	/02/2010	15	/02/2035	7.43	0.00	7.43
Interamerican Development Bank	0.018	22	/04/2010	22	/04/2030	2.65	0.00	2.65
Interamerican Development Bank	0.226	08	/12/2010	15	/12/2035	17.58	0.00	17.58
Interamerican Development Bank	0.512	09	/02/2011	15	/08/2036	16.44	0.00	16.44
Interamerican Development Bank	0.226	12	/12/2011	12	/12/2036	6.73	0.00	6.73
Interamerican Development Bank	1.24	17	/01/2012	15	/02/2032	15.64	0.00	15.64
Interamerican Development Bank	0.226	24	/01/2012	15	/08/2036	17.19	0.00	17.19
Interamerican Development Bank	0.226	24	/01/2012	24	/01/2037	3.70	0.00	3.70
Interamerican Development Bank	0.226	02	/02/2012	15	/08/2036	8.19	0.00	8.19
Interamerican Development Bank	0.226	15	/03/2012	15	/03/2037	24.22	0.00	24.22
Interamerican Development Bank	0.226	15	/03/2012	15	/03/2037	1.97	0.00	1.97
Interamerican Development Bank	9.23	09	/08/2012	15	/08/2029	35.62	0.00	35.62
Interamerican Development Bank	0.226	25	/10/2012	25	/10/2037	2.71	0.00	2.71
Interamerican Development Bank	0.226	20	/11/2012	20	/11/2037	0.58	0.00	0.58

D-78

							Of Which:
Lender	Interest Rate	Issue Date		Final Maturity		Amount outstanding as of: 12/31/2014	Internal Debt (with residents)	External Debt (non-residents)
Interamerican Development Bank	5.21	27	/12/2012	27	/12/2037	2.32	0.00	2.32
Interamerican Development Bank	9.36	07	/05/2013	15	/08/2032	16.49	0.00	16.49
Interamerican Development Bank	9.36	14	/05/2013	15	/08/2032	14.09	0.00	14.09
Interamerican Development Bank	0.226	11	/11/2013	15	/11/2038	1.51	0.00	1.51
Interamerican Development Bank	5.21	14	/02/2014	15	/10/2038	6.76	0.00	6.76
Interamerican Development Bank	5.21	15	/02/2014	15	/08/2038	0.60	0.00	0.60
Interamerican Development Bank	0.226	30	/04/2014	15	/05/2039	0.46	0.00	0.46
Interamerican Development Bank	4.03	24	/09/2014	15	/10/2039	1.24	0.00	1.24
International Bank for Reconstruction and Development	2	08	/08/2001	15	/03/2016	2.78	0.00	2.78
International Bank for Reconstruction and Development	2	22	/08/2001	15	/08/2016	0.50	0.00	0.50
International Bank for Reconstruction and Development	2	17	/06/2002	15	/04/2017	11.22	0.00	11.22
International Bank for Reconstruction and Development	2.5	16	/06/2005	15	/03/2020	41.46	0.00	41.46
International Bank for Reconstruction and Development	2.5	16	/06/2005	15	/04/2020	17.22	0.00	17.22
International Bank for Reconstruction and Development	2.5	16	/06/2005	15	/04/2020	38.08	0.00	38.08
International Bank for Reconstruction and Development	1.24	28	/03/2007	15	/10/2021	3.31	0.00	3.31
International Bank for Reconstruction and Development	2.5	21	/06/2007	15	/04/2022	19.12	0.00	19.12
International Bank for Reconstruction and Development	2.5	13	/12/2007	15	/04/2022	15.60	0.00	15.60
International Bank for Reconstruction and Development	2	10	/02/2009	15	/02/2029	400.00	0.00	400.00
International Bank for Reconstruction and Development	2	24	/02/2010	15	/02/2032	31.84	0.00	31.84
International Bank for Reconstruction and Development	2	26	/01/2011	15	/02/2031	100.00	0.00	100.00
International Bank for Reconstruction and Development	1.24	16	/03/2012	16	/12/2032	3.13	0.00	3.13
International Bank for Reconstruction and Development	1.24	11	/12/2012	15	/02/2033	21.47	0.00	21.47
International Bank for Reconstruction and Development	2	11	/12/2012	11	/12/2033	22.17	0.00	22.17
International Bank for Reconstruction and Development	9.95	15	/10/2013	15	/10/2017	37.66	0.00	37.66
International Bank for Reconstruction and Development	9.83	15	/10/2013	15	/10/2017	22.29	0.00	22.29
International Bank for Reconstruction and Development	3.7	15	/10/2013	15	/10/2017	134.52	0.00	134.52
Credit National Paris	2	05	/12/1984	31	/12/2015	0.09	0.00	0.09
Credit National Paris	2	05	/12/1984	31	/12/2016	1.02	0.00	1.02
Credit National Paris	2	28	/08/1989	31	/03/2023	0.32	0.00	0.32
Credit National Paris	2	28	/08/1989	30	/09/2020	0.55	0.00	0.55
Credit National Paris	2	28	/08/1989	31	/12/2021	0.24	0.00	0.24
Credit National Paris	2	28	/08/1989	31	/12/2021	0.34	0.00	0.34
Credit National Paris	2	28	/08/1989	30	/06/2022	0.19	0.00	0.19
Credit National Paris	2	28	/08/1989	30	/09/2022	0.26	0.00	0.26
Credit National Paris	2	28	/08/1989	31	/12/2022	1.00	0.00	1.00
Credit National Paris	2	28	/08/1989	30	/06/2021	0.06	0.00	0.06
Fondo Internacional de Desarrollo Agricola	1.24	04	/07/2001	01	/01/2019	3.96	0.00	3.96
Instituto Crédito Oficial del Reino de España	1.25	02	/10/1992	26	/10/2022	3.90	0.00	3.90
Instituto Crédito Oficial del Reino de España	1.25	23	/03/1993	20	/04/2023	1.23	0.00	1.23
Instituto Crédito Oficial del Reino de España	1.25	12	/05/1993	15	/05/2023	13.88	0.00	13.88
Instituto Crédito Oficial del Reino de España	1.25	01	/07/1994	03	/08/2024	1.22	0.00	1.22
Instituto Crédito Oficial del Reino de España	1.25	01	/07/1994	01	/08/2024	3.45	0.00	3.45
Instituto Crédito Oficial del Reino de España	1.25	01	/07/1994	12	/07/2024	6.10	0.00	6.10
ITALIAN BANK ARTIGIANCASSA SPA	0.1	09	/09/2004	09	/09/2043	7.30	0.00	7.30
ITALIAN BANK ARTIGIANCASSA SPA	0.1	02	/12/2005	02	/12/2047	13.68	0.00	13.68
Kreditanstalt Fur Wieteraufbau	2	23	/11/1993	30	/12/2023	2.62	0.00	2.62
Total Direct Debt						2,270.01	0.00	2,270.01

D-79

Table 3: Treasury Bonds and Eurobonds
(in millions of US$)

					Of Which:
Foreign Currency Denominated Bonds:
Treasury Bonds and Eurobonds Series	Interest Rate	Issue Date	Final Maturity	Amount outstanding as of: 12/31/2014	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (non residents)
Bono 2018 Fixed Rate	8.0%	05/29/03	02/25/18	43.13	24.06	0.00	19.07
Bono 2019 Fixed Rate	7.5%	05/29/03	03/23/19	278.70	147.62	10.67	120.41
Bono 2020 Fixed Rate	9.8%	05/29/03	02/28/20	21.90	11.05	3.00	7.85
Bono 2017 Floating Rate	Libor + 1	05/29/03	06/30/17	8.33	6.47	0.39	1.47
Bono 2018 Floating Rate	Libor + 2	05/29/03	03/24/18	1.54	1.17	0.09	0.28
Bono 2018 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	05/29/03	04/15/18	113.99	83.03	4.20	26.76
Bono 2019 Fixed Rate	7.5%	07/21/09	07/21/19	113.89	107.32	0.00	6.57
UR Bond	2.3%		03/31/44	1,023.36	432.92	590.44	0.00
UI Bond		Various	Various	3,904.60	2,191.31	362.35	1,350.93
Zero-coupon bond	8.3%	Vs 1999/2000	Vs 2014/2020	1.55	1.55	0.00	0.00
Global Bond 2027	7.9%	07/15/97	07/15/27	22.04	0.10	0.00	21.94
Bono vto. 2017 9.25%	9.3%	05/17/05	05/17/17	50.34	26.40	2.05	21.89
Mat Ext Bono 8.75 22.06.2015	8.8%	05/29/03	06/22/15	17.12	9.66	0.00	7.47
Mat Ext Bono 7.625% 20.01.2017	7.6%	05/29/03	01/20/17	12.26	6.34	0.00	5.92
Benchmark 7.875 PIK 15.01.33	Máx 7.875%; inicia 3.875%+1% anual hasta 2007	05/29/03	01/15/33	840.60	65.61	43.83	731.16
Benchmark Bono 7.5% 15/03/2015	7.5%	05/29/03	03/15/15	142.79	34.86	0.00	107.93
Bono Global 2024	4.5%		01/08/24	2,000.00	104.83	0.00	1,895.17
Sec USD 200:0 UBS Global 2022	8.0%	11/18/05	11/18/22	563.70	167.12	24.11	372.48
Bono Global 2036	7.6%	03/21/06	03/21/36	1,056.64	102.50	10.03	944.11
Bono Global en Yenes Serie A	2.2%	03/13/07	03/13/17	251.12	0.00	0.00	251.12
Bono Global 2025 USD	6.9%	09/28/09	09/28/25	175.37	44.67	0.00	130.70
Bono Global 2050	5.1%		06/18/50	2,000.00	47.63	0.00	1,952.37
Mat Ext Bono 7% 28/06/2019	7.0%	05/29/03	06/28/19	70.37	16.82	0.00	53.55
Deutsche - UBS euros 300:	6.9%	07/26/05	01/19/16	71.61	33.13	0.00	38.48
BONO YEN VTO 2021	1.6%	06/03/11	06/03/21	334.83	0.00	0.00	334.83
Mat Ext Bono 6.375 UF 15.3.16	6.4%	05/29/03	03/15/16	2.43	2.43	0.00	0.00
Bono Global 2045	4.1%	20/11/12	20/11/45	731.36	77.55	0.00	653.80
Bonos Globales en Pesos Reaj.2da	5.0%	09/14/06	09/14/18	600.19	45.45	11.28	543.47
Bonos Globales en Pesos Reaj.3er	4.3%	04/03/07	09/14/27	900.99	451.18	13.72	436.09
Bonos Globales en Pesos Reaj.4ta	3.7%	06/26/07	06/26/37	862.64	623.34	25.52	213.79
Bonos Globales en Pesos Reaj.5ta	4.0%	07/10/08	07/10/30	983.86	885.23	50.22	48.41
Bonos Globales en Pesos Reaj.6ta	4.4%	12/15/11	12/15/28	2,095.91	284.22	30.74	1,780.94
Total Bonds(1)				19,297.17	6,035.57	1,182.65	12,078.95

(1) Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to December 31, 2014.

Source: Banco Central

D-80

Table 4: Bills(1)
(in millions of US$)

					Of Which:
	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of Dec. 31, 2014	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (with non-residents)
Total Bills (pesos)	Various	Various	Various	937	139	41	756
Total Bills (UI)	Various	Various	Various	0	0	0	0
Total Treasury bills	Various	Various	Various	937	139	41	756
Banco Central bills	Various	Various	Various	7,756	6,410	275	1,071
Total Bills				8,693	6,549	317	1,827

_______________________

(1)	Face value.

Source: Banco Central.

D-81

Table 5: Guaranteed Debt
(in millions of US$)

							Of Which:
Lender	Interest Rate	Issue Date		Final Maturity		Amount outstanding as of: 12/31/2014	Internal Debt (with residents)	External Debt (non-residents)
Interamerican Development Bank	4.03	29	/12/1990	06	/01/2016	1.74	0.00	1.74
Interamerican Development Bank	4.03	27	/12/1993	27	/06/2019	10.49	0.00	10.49
Interamerican Development Bank	5.21	18	/03/1996	18	/03/2016	6.23	0.00	6.23
Interamerican Development Bank	5.21	12	/11/1996	12	/11/2021	62.71	0.00	62.71
Interamerican Development Bank	5.21	04	/11/2002	04	/11/2022	1.55	0.00	1.55
Interamerican Development Bank	0.226	21	/11/2003	15	/08/2022	1.23	0.00	1.23
Interamerican Development Bank	5.21	09	/03/2009	09	/03/2034	39.52	0.00	39.52
Interamerican Development Bank	0.226	17	/04/2009	17	/04/2033	36.43	0.00	36.43
Interamerican Development Bank	0.226	22	/11/2011	22	/11/2036	20.00	0.00	20.00
Interamerican Development Bank	0.226	13	/12/2011	13	/12/2036	13.25	0.00	13.25
Interamerican Development Bank	0.226	13	/12/2011	13	/12/2036	19.61	0.00	19.61
Interamerican Development Bank	5.21	10	/12/2012	10	/12/2037	14.50	0.00	14.50
Interamerican Development Bank	5.21	10	/12/2012	10	/12/2037	9.00	0.00	9.00
Interamerican Development Bank	5.21	07	/02/2013	15	/09/2037	59.25	0.00	59.25
International Bank for Reconstruction and Development	2	15	/05/2001	15	/08/2015	2.70	0.00	2.70
International Bank for Reconstruction and Development	2.5	04	/10/2007	15	/04/2022	37.57	0.00	37.57
International Bank for Reconstruction and Development	5.84	11	/12/2012	15	/02/2035	4.39	0.00	4.39
Corporacion Andina De Fomento	1.278	01	/10/2007	01	/10/2015	5.60	0.00	5.60
Corporacion Andina De Fomento	1.428	11	/03/2008	11	/03/2017	7.27	0.00	7.27
Corporacion Andina De Fomento	2.378	22	/12/2008	22	/12/2023	101.56	0.00	101.56
Corporacion Andina De Fomento	3.278	14	/06/2010	14	/06/2019	30.00	0.00	30.00
Corporacion Andina De Fomento	3.428	03	/07/2012	03	/07/2020	5.00	0.00	5.00
Corporacion Andina De Fomento	0.528	17	/12/2012	15	/03/2032	1.60	0.00	1.60
Corporacion Andina De Fomento	0.528	31	/12/2012	31	/12/2027	53.21	0.00	53.21
Corporacion Andina De Fomento	0.528	09	/12/2013	09	/12/2025	79.71	0.00	79.71
Credit National Paris	2	18	/12/1990	31	/12/2028	4.08	0.00	4.08
International Monetary Fund	0.09	18	/11/1986	31	/12/2053	72.39	0.00	72.39
International Monetary Fund	0.09	07	/08/2009	31	/12/2053	329.09	0.00	329.09
International Monetary Fund	0.09	10	/08/2009	31	/12/2053	23.28	0.00	23.28
Hsbc Bank	4.25	10	/06/2011	10	/06/2016	0.79	0.79	0.00
HSBC Panamá	2.99	29	/04/2011	29	/04/2016	3.62	0.00	3.62
HSBC Panamá	3.25	29	/04/2011	29	/04/2016	4.82	0.00	4.82
HSBC Panamá	3.125	29	/04/2011	29	/04/2016	3.62	0.00	3.62
Instituto Crédito Oficial del Reino de España	1.5	22	/02/1992	06	/10/2022	7.37	0.00	7.37
Kreditanstalt Fur Wieteraufbau	3.6	14	/03/2013	30	/12/2027	20.90	0.00	20.90
External Comercial Banks						645.98	0.00	645.98
Latin American Inv.Bank Bahamas LTF-Nassau	3.919	10	/09/2010	10	/09/2016	4.00	0.00	4.00
Total Guaranteed Debt						1,744.05	0.79	1,743.26

D-82

Table 6: Other External Debt
(in millions of US$)

	Amount Outstanding as of December 31, 2014
Commercial Creditors		574
Banco Central: Other External Debt		16
Total Other External Debt	US$	563

_________________________

Source: Banco Central.

D-83

Table 7: Other Domestic Debt
(in millions of US$)

	Amount Outstanding as of December 31, 2014
Deposits Net of Credits	US$	2,027

Non-financial Public Sector	US$	877
Credits		877
Banco Central		1,150
Credits		(57)
Deposits		1,207
Other Debt	US$	494

Total Other Domestic Debt	US$	2,521

_____________________

Source: Banco Central.

D-84